ConsolidatedGraphics

2009 Annual Report



The Value we create

The **Value** we create for our customers

Consolidated Graphics goes beyond the traditional definition of a commercial printer. We create value by delivering end-to-end print production and management solutions that are based on the needs of our customers to improve their results.

Value means creating
Infinite Possibilities



"The rapid turn-around and high degree of personalization created an extremely relevant and effective campaign. We achieved a 145 percent increase in repeat sales compared to our previous direct mail campaigns, far surpassing our goal of 20 percent."

Elissa Klaus, Sony Electronics

Best Overall Value

- End-to-end print production and management solutions
- Lowest total cost of ownership
- Increased sales
- Greater efficiency
- Highest return on investment

Customer-driven Solutions

- Local service, national reach
- Understanding customer needs
- Seamless integration with business processes
- Tailored to unique market opportunities
- Enhance results

Single-source Provider

- Complete in-house printing, fulfillment and technology solutions
- 70 companies spanning 27 states, Canada and the Czech Republic
- Uncompromising quality and accountability
- Fast, cost-effective production and distribution

Digital Printing Leader

- World's most advanced digital footprint
- Fully integrated for consistency and quality
- High-impact personalized marketing
- Print-on-demand for flexibility and efficiency
- Distribute and print to save time and money

Leading-edge Technology

- Advanced print management solutions
- Online access, customization and ordering
- Streamlined processes, for less waste and obsolescence
- Increased sales and brand loyalty
- Enhanced control, tracking and custom reporting

Strong Business Partner

- Financial strength to deliver on promises
- The best people, technology and equipment
- Lead by anticipating customer needs
- Committed to customer success

Value

Value is different for every customer

Value, like beauty, is in the eye of the beholder. The things people value in life are as unique as their experiences and aspirations. In business, value is dictated by goals, budgets, deadlines, logistics – a myriad of forces that change from week to week and project to project. At the end of the day, value is all about results. It is getting the best return on every dollar spent. At Consolidated Graphics, we look at both sides of the value equation to create solutions that help our customers reduce costs and build revenues. We have an unmatched geographic footprint, the printing industry's most comprehensive in-house capabilities and the expertise to put it all together to add value to any project – small, large, simple or complex. No matter how our customers define value, or how often their definition changes, we deliver.

Best overall value

We deliver the best overall value and the highest return on printing investments with complete, customer-driven solutions that drive sales and reduce costs.

Sony Electronics: Personalization Multiplies Direct Mail ROI

The Opportunity

With data proving that recent purchasers of its products were inclined to buy another, Sony Electronics saw an opportunity to drive sales and build brand loyalty through direct mail. The company wanted to maximize results and increase the return on its investment in the campaign by using personalization to break through the clutter and speak to customers one at a time. The goal was to increase response by 20 percent as measured by the dollar value of repeat purchases within 90 days of the original sale.

The Solution

The world leader in digital printing, Consolidated Graphics utilized its sophisticated variable data capabilities to create a highly personalized direct mail campaign that was triggered by a purchase. Within two weeks of the original sale, customers received a personalized post card that thanked them by name and made reference, complete with photo, to the specific item they had purchased. The card offered an appreciation discount of 10 percent on the purchase of a Blu-ray DVD player. A second post card two weeks later offered a discount on a television.

The Value We Created

Executed on a schedule that was unexpectedly cut from six weeks to two weeks, the "trigger" campaign produced results that exceeded Sony's most optimistic expectations. Among recent purchasers of televisions, six percent bought one of the items promoted through the personalized direct mail offer, up from a response rate of less than one percent for previous "static" campaigns. The revenue per thousand pieces mailed was four times greater than the company's typical campaigns, and the ROI was five times the company's required threshold. "We achieved a 145 percent increase in repeat sales compared to our previous direct mail campaigns, far surpassing our goal of 20 percent," said Elissa Klaus, Marketing Manager, Sony Electronics.

Our focus on customers

Our expert sales consultants serve customers one at a time, adding value to their businesses through innovative solutions that are as unique as their market opportunities.

Jackson National Life Distributors, LLC (Jackson®): Custom Solution Promotes Industry Best Practices

The Opportunity

Dedicated to providing advisers with the products, tools and support they need to design effective retirement solutions for their clients, Jackson National Life produces a wide variety of literature on annuities, life insurance, mutual funds and other financial products. The company's distribution and marketing arm, which annually fills more than 100,000 orders from wholesalers totaling 1,200,000 pieces of literature, wanted a technology solution that would enhance service, cut costs and incorporate industry best practices into its distribution and fulfillment operations. The company sought a technology partner with industry expertise as well as in-house programming capabilities to create a highly customized and scalable solution.

The Solution

Consolidated Graphics developed a technology solution around Jackson's operations and exacting requirements. A model of industry best practices, the solution goes well beyond providing a fast, user-friendly platform for literature ordering, a critically important but previously burdensome activity. The platform incorporates powerful communication features that enhance the flow of information and promote the education and sharing of best practices among users. It is highly scalable to evolve with the company's constantly changing operating environment and business needs.

The Value We Created

The new technology solution dramatically reduces the time that wholesalers spend on placing literature orders, freeing them for higher-value activities. With break-outs of the three major cost components of each order – printing, packaging and shipping – it also provides complete budget transparency to users. The enhanced speed and efficiency have driven savings, including a meaningful decrease in the need for priority shipping. "There are many print and fulfillment vendors out there, but very few true 'technology embracers' who can bring both technological and subject matter expertise," said Brook Meyer, Vice President. "Our new platform is more than a means to an end – it is a valuable tool that harnesses leading-edge technology to improve client communications, real-time business analytics and promotes wholesaling best practices."



Value is what customers say it is

To deliver value, we must first define it – in our customers' terms. At Consolidated Graphics, we listen. We take the time to get to know our customers, understand their challenges and pinpoint their needs. Our sales consultants come to the table with fresh ideas, help customers explore their options and offer innovative strategies for improving results. Rather than "one-size-fits-all" products and services, we develop and implement powerful solutions tailored specifically to the way each customer does business, their immediate needs and ultimate goals. Our solutions fit budget constraints, work seamlessly with existing processes and deliver the desired results. As the leading provider of truly custom print production and management solutions, we serve our customers one at a time and work to be a partner in their success.



Value is peace of mind

A lot is riding on every project that a company entrusts to its printer. Aside from business relationships, sales opportunities and brand integrity, there is the issue of a good night's sleep. Consolidated Graphics has the industry's most complete print production, finishing and fulfillment capabilities. We keep even the most complex projects in-house, under our control and on schedule. With unsurpassed capabilities for digital, sheetfed and web projects of all types and sizes, we are uniquely positioned to be a reliable single-source provider. Our broad geographic footprint in 27 states, Canada and the Czech Republic ensures responsive local service and unmatched production flexibility. With Consolidated Graphics, customers get guaranteed quality, complete accountability and the opportunity to leverage their print spend. All this and a good night's sleep.

Single-source provider

We have the in-house capabilities and geographic footprint to be a single-source provider of printing, fulfillment and related services.

Westfield USA: Delivering 22 Percent Savings and 100 Percent Brand Consistency

The Opportunity

The first major regional shopping center owner in the county to implement a national branding strategy, Westfield USA needed to ensure that its marketing materials would project a consistent, high-quality image. The company sought a partner to produce and fulfill the full range of collateral, signage, displays and other items used by its 55 shopping centers across the country. Westfield's goals were to build brand consistency, streamline purchasing processes, enhance efficiency and reduce costs.

The Solution

Consolidated Graphics built a custom StoreFront solution for print procurement, fulfillment and management and selected six CGX companies with specialized capabilities and strategic locations to serve Westfield's needs. With easy online access, 24 hours a day, seven days a week, Westfield marketing managers can select from 90 products available on the site, customize and order materials for each of their properties. CGX provides cost-effective production and turn-key service on items including: marketing collateral, business cards, posters, stationery and direct mail.

The Value We Created

During the past year, Consolidated Graphics printed and fulfilled more than 4,000 orders that came in through the StoreFront site. In addition to eliminating the challenges of maintaining quality and brand consistency, the solution has established much-needed controls, order-tracking capabilities, quality standards and consistency. "We have seen a dramatic improvement in our overall print quality with 100 percent brand consistency," said Brandi Friel, Senior Director of Creative Services. "In addition, the streamlined ordering process and consolidation of our print purchases has resulted in annual cost savings of approximately 22 percent.

World leader in digital

We combine fresh ideas with the world's largest and most advanced integrated digital footprint to offer new options and high-value solutions.

The Challenge

In the escalating battle for market share, it takes highly relevant, personalized campaigns to stand apart, get attention and get results. At the same time, our customers need to keep pace with markets that are moving at the "speed of life." Operating in a fiercely competitive business environment, they face relentless pressure to do more with less. Our digital print technologies provide high-value solutions to the toughest business challenges.

Our Digital Footprint

With 213 state-of-the-art digital presses in 27 states as well as Prague, the Czech Republic, Consolidated Graphics is the world's leading provider of high-end digital printing solutions that keep customers ahead of the competition. Fully integrated, our vast digital footprint enables customers to print close to their distribution points so materials get to market faster with lower shipping costs and reduced environmental impacts. Our proprietary Production Control System ensures absolute consistency and superior color management between locations while automating processes to improve workflows, eliminate human error and protect the integrity of customer data.

Your Digital Solutions

Print-on-demand: Digital printing provides the flexibility to print "just in time" not "just in case." Print-on-demand eliminates the cost of warehousing and obsolescence while providing easy access to timely materials that capture opportunities in changing markets. In addition to our extensive digital facilities, we design, equip and operate custom designed digital facilities at customer locations.

Variable Data Technology: A vital tool in the battle for market share, variable data print produces one-to-one communications that get read and produce results. Highly relevant, these personalized campaigns deliver dramatically higher response rates to drive sales, lower the cost per response and improve the return on marketing investments.

Personalized Photo Products: With five world-class digital print centers across the U.S. and in Prague, fully integrated for quality control and consistency between locations, Consolidated Graphics is the clear choice for uncompromising quality and fast, efficient distribution of personalized photo books, cards and calendars.



Value is fresh ideas for a better bottom line

Welcome to a new world of options and opportunities. That's what our customers get with digital printing. As the world's leading provider of digital print solutions, Consolidated Graphics delivers the power of personalization, the speed and efficiency of print-on-demand, the flexibility to print close to distribution points and a higher return on marketing investments. Our digital footprint – the industry's largest and most sophisticated – spans the U.S. and extends to Prague, the Czech Republic. In addition to superior printing capabilities, we offer an array of sophisticated in-house finishing capabilities that expand customer options. But state-of-the-art equipment, fully integrated across the globe for consistent quality and reliability, is just the beginning. We add fresh ideas from the industry's leading experts to deliver lower costs, higher impact and a better bottom line.



Value is the lowest total cost of ownership

Consolidated Graphics looks beyond price to deliver the lowest total cost of ownership. The reason is simple. The price of print materials is only a small fraction of what our customers actually spend. Factor in print management costs – storage, long-distance shipping, fulfillment, obsolete materials and process inefficiencies. Now you are beginning to appreciate the total cost of ownership. We have end-to-end print procurement and management solutions that improve the bottom line. Our powerful StoreFront technology creates a new level of efficiency with easy online access, customization and ordering of timely materials that drive sales. StoreFront couples perfectly with digital print-on-demand to cut shipping costs, reduce inventories and eliminate obsolescence. Our customers get speed, efficiency, flexibility and the lowest total cost of ownership.

Advanced technology

With powerful technologies that streamline processes, eliminate waste and improve access to materials, we deliver the lowest total cost of ownership.

CareFirst: CGX Technology is a "Powerful Ally"

The Challenge

CareFirst BlueCross BlueShield, the largest health care insurer in the mid-Atlantic region, faced the daunting challenge of keeping more than three million members informed about a myriad of plans with frequently changing benefits. The company envisioned an automated, print-on-demand solution for producing member kits that would integrate with its existing ordering system. By replacing a manual process requiring a large inventory of loose sheets and an outside fulfillment facility, CareFirst sought to increase efficiency and reduce the waste associated with dated materials while improving the accuracy, quality and image of its marketing kits.

The Solution

Coupling its powerful StoreFront technology and variable data digital printing capabilities, Consolidated Graphics created a highly customized and efficient process for online ordering and on-demand print production. The StoreFront solution integrated perfectly with CareFirst's business processes and ordering system for a transition that was seamless to customers. Customers continue to place orders on the CareFirst site, which links to StoreFront. Consolidated Graphics processes the orders, produces and distributes the kits on-demand – all within 72 hours or less. A workflow management database that tracks every step of the process provides CareFirst with real-time information on each order.

The Value we Created

The solution enabled CareFirst to eliminate an entire warehouse, avoid the waste associated with obsolete materials and reduce its postage costs and call center volumes. In addition to helping improve CareFirst's competitive position, the solution has generated an enthusiastic response from insurance brokers and customers. For ease of use and a quality image, the company now issues high-quality, perfect bound books with full-color covers instead of less efficient, two-color pocket folders containing hand-collated inserts. "Consolidated Graphics' technology solutions have been our most powerful ally against a turbulent economy and relentless competitive pressures," said John Kastner, Vice President, Corporate Marketing Communications for CareFirst.

Strong business partner

We have the resources to deliver on our promises and invest in the best people, technology and equipment to serve and support our customers.

Our Business Model

Beginning in 1985 with one company in Houston, Texas, Consolidated Graphics has grown to include 70 well-respected commercial printing companies offering a vast array of print products, services and technologies in 27 states, Canada and Prague, the Czech Republic. Founded to deliver the advantages of a strong, national organization through a single point of contact at the local level, we have a business model that is more valid today than ever.

Our Philosophy

Over the years, we have stayed ahead of the curve in reading market trends, identifying emerging markets and expanding our business to lead the industry into the future. Applying a keen vision of the industry's evolution, we have invested aggressively in the best people, equipment and technology to anticipate needs and serve our customers. Staying at the forefront of broad market trends is just part of the story. Dedicated to custom solutions, we have purchased equipment, developed proprietary technology and built new facilities to meet unique customer needs. Our commitment to the success of the businesses that we serve has never changed. And it never will.

Our Commitment

At a time when unprecedented circumstances are forcing once successful businesses to close their doors, Consolidated Graphics has the financial strength and unwavering commitment to serve and support its customers. We will be here – to stand behind our work, deliver on our promises and invest in the success of those we serve, now and into the future.


PRAGUE,
CZECH REPUBLIC
Offset and Digital
Offset
Technology Center

Value is exceptional strength and service

With locations in or near virtually every U.S. market plus Canada and Prague, the Czech Republic, Consolidated Graphics provides the service and responsiveness of a local printer plus the financial, technological and geographic advantages of a large national organization. Our 70 printing and fulfillment facilities offer vast and technologically advanced sheetfed, web and digital printing capabilities. With high-end digital presses in nearly every facility, and five state-of-the art digital print centers in the U.S. and Prague, we have the world's largest and most advanced integrated digital footprint. By coupling North America's most comprehensive commercial printing capabilities with strategically located fulfillment centers and industry-leading print management technologies, we deliver end-to-end solutions that drive results. This is the value we create.

To Our Valued Shareholders



Joe R. Davis (signature)

Joe R. Davis
Chairman and Chief Executive Officer

During fiscal year 2009, Consolidated Graphics weathered some of the most challenging market conditions we have seen since the company's formation in 1985. We produced record revenue, generated $65.6* million of free cash flow and strengthened our balance sheet. More importantly, we are seeing and capturing opportunities to enhance our market position during the downturn and emerge as an even stronger competitor in the recovery that will follow.

A Position of Strength

With numerous competitive advantages, both financially and operationally, we are building for the future from a position of strength. We are a solid, successful company with a balance sheet that is among the strongest in the industry. With free cash flow to pay down debt, we have further strengthened our financial foundation. Our conservative capital structure provides a buffer against the effects of an extended recession plus considerable flexibility to capture opportunities that often arise in troubled times.

We enjoy operational advantages as well. Through foresight and strategic investments, we have created a business model that extends beyond the traditional definition of a printer. We offer total print production and management solutions that help customers take costs out of their operations and leverage their print spend. With leadership positions in both digital printing and advanced print management solutions, we are uniquely qualified to help customers streamline their processes, eliminate waste and create efficiencies that are vital and valued in the current environment.

Revenue and Cash Flow Remain Strong

Despite a sharp decline in demand for printing and a fiercely competitive marketplace, our revenue for the year ended March 31, 2009, rose five percent to a record $1.1 billion. Robust growth in the first three quarters, driven by election-related printing and the benefits of prior-year acquisitions, more than offset a 14 percent drop in sales during the March quarter.

Excluding the effects of certain charges and foreign currency gains, our adjusted operating income for the year was $69.5* million, or six percent of our revenues, and our adjusted net income for 2009 was $33.7* million, or $2.95 per adjusted diluted share. While lower than last year, these results represented a respectable performance in a difficult environment.

Our results for 2009 included pre-tax charges totaling $100 million, which caused the company to report a net loss of $39.6 million, or $3.55 per share. The loss was driven largely by $83.3 million of non-cash, goodwill impairment charges that had an after-tax impact of $63.3 million, or $5.52 per diluted share. The goodwill impairments resulted, in part, from a new interpretation of accounting rules that created a link between the company's stock price and the valuation of our operating companies.

On the positive side, our cash flow remained strong. We generated $65.6* million of free cash flow during FY 2009, which enabled us to pay down $71.5 million, or 19 percent, of our total debt. We also achieved sales growth in some areas of our business, notably digital printing and strategic sales, which are those involving national customers and/or our technology offerings.

Digital Investments Drive Growth

Recognizing digital printing as a strong growth area, we have devoted a large percentage of our recent capital investments to state-of-the-art digital printing equipment. Today, we are the world's leading provider of digital printing solutions. Our platform, which includes 213 high-end digital presses and five best-in-class digital print centers, represents the world's largest and most advanced integrated digital footprint. In fiscal 2009, we spent $37 million,

Consolidated Graphics has a sound business strategy that will stand the test of time and economic cycles.

nearly half of our total capital expenditures, on high-end digital presses and related technology. The reason is simple. These investments are paying off.

Driven by robust growth in demand for personalized products, our digital print revenues more than doubled during 2009. Even in the March quarter, which was exceptionally weak, our digital sales grew 38 percent. We expect the demand for digital printing to remain solid throughout the recession as customers scrutinize the returns on their printing investments and demand greater value.

Digital printing offers our customers many new options that increase revenue and reduce costs. Our sophisticated variable data capabilities enable customers to create highly relevant personalized campaigns that get noticed and increase sales. At the same time, digital print-on-demand is a powerful tool for reducing costs. With the ability to produce only what is needed, when and where it will be distributed, our customers gain access to fresh, timely materials while virtually eliminating obsolescence, waste and storage costs.

Strategic Sales Remain Strong

Digital printing is a perfect complement to our proprietary print production and management technology, which streamlines processes, creates efficiencies and enhances control. Strategic sales involving our technology offerings and/or national customers rose modestly in 2009. The relative strength in this area reflects some of the same forces that are driving growth in the digital arena – the need to do more with less. Dedicated to creating value, our sales consultants couple the vast capabilities of the CGX network with our powerful online technologies to help customers leverage their print spend, reduce costs and improve results.

With an underlying philosophy of serving customers one at a time, we view our role as a valued business partner, supporting and investing in their success. In March, we hosted "emerge," an educational conference for 250 customers in the Baltimore, Washington and Philadelphia markets. We partnered with experts from academia, industry organizations and leading companies, including Hewlett-Packard, Eastman Kodak and Adobe, in presenting innovative ideas for leveraging technology to build market share while working within constrained budgets.

Staying Ahead of the Curve

Consolidated Graphics has a sound business strategy that will stand the test of time and economic cycles. We are looking beyond the current downturn to stay ahead of the curve in identifying market trends and investing to maintain a leadership position. However, we are pursuing our strategy at a pace that reflects current economic realities, and we are focused on adjusting our operations to maintain profitability and strong cash flow.

We have moved aggressively to align our costs with the sharply lower demand we experienced beginning in the December quarter. Payroll expenses are a major component of our cost structure, representing approximately one-third of our revenue. During the first quarter of the new fiscal year, we implemented significant wage, salary and staff reductions that will help alleviate the pressure on our operating margins. We will continue to closely monitor and adjust our costs relative to customer demand and revenue.

To maintain cash flow and the strength of our balance sheet, we will reduce our capital investments as compared to previous years. However, we will continue to maintain our assets in exceptional condition. We also will make selective, strategic investments in the people, equipment and technology needed to protect and expand our leadership positions. Exceptional people are our most valuable asset, and our Leadership Development Program continues to attract and train some of the best and brightest recent college graduates.

Acquisitions are very much a part of our long-term growth strategy, and we will continue to evaluate business acquisition opportunities as they become available.

The Value We Create

We greatly appreciate the ongoing support of our customers, employees, shareholders and other stakeholders. We are moving ahead with our eyes on the ultimate goal – to create long-term value for our stakeholders. By leveraging our strengths and advantages to enhance our market position, I am confident that Consolidated Graphics will emerge from the downturn as an even stronger force in a smaller universe of competitors.

* Adjusted operating income, adjusted operating margin, adjusted net income, adjusted diluted earnings per share and free cash flow are non-GAAP financial measures. Please refer to "Reconciliation of Non-GAAP Financial Measures" on pages 55 and 56 of this annual report for a reconciliation to the most directly comparable measure calculated and presented in accordance with United States generally accepted accounting principals (GAAP).

2009 Financial Highlights

($ IN MILLIONS, EXCEPT PER SHARE DATA)	YEAR ENDING MARCH 31, 2009	2008	2007
For the Year[1]:			
Sales	$ 1,145.1	$ 1,095.4	$ 1,006.2
Adjusted EBITDA	143.4	153.2	146.3
Adjusted operating income	69.5	97.2	98.3
Adjusted net income	33.7	57.4	58.5
Adjusted diluted earnings per share	2.95	4.48	4.21
Free cash flow	65.6	29.8	30.5
At Year End:			
Working capital	$ 109.4	$ 138.3	$ 100.2
Total assets	765.2	872.7	724.0
Long-term debt, net of current portion	287.2	362.4	142.1
Total shareholders' equity	250.5	279.8	365.5

(1) Adjusted EBITDA, adjusted operating income, adjusted net income, adjusted diluted earnings per share and free cash flow are non-GAAP financial measures. Please refer to "Reconciliation of non-GAAP Financial Measures" on pages 55 and 56 of this annual report for a reconciliation to the most directly comparable measure calculated and presented in accordance with United States GAAP.

Comparison of Cumulative Five-year Total Return

- Consolidated Graphics, Inc.
- S&P 1500 Commercial Printing Index
- S&P 500 Index
- S&P SmallCap 600 Index



$250
200
150
100
50
0
04
05
06
07
08
09

Total Return To Shareholders

COMPANY / INDEX	ANNUAL RETURN PERCENTAGE YEAR ENDING MAR 05	MAR 06	MAR 07	MAR 08	MAR 09
Consolidated Graphics, Inc.	36.80	(0.91)	42.08	(24.31)	(77.31)
S&P 500 Index	6.69	11.73	11.83	(5.08)	(38.09)
S&P 1500 Commercial Printing Index	7.20	2.64	18.42	(20.42)	(70.98)
S&P SmallCap 600 Index	13.08	24.07	5.29	(10.60)	(38.06)

COMPANY / INDEX	BASE PERIOD MAR 04	INDEXED RETURNS YEAR ENDING MAR 05	MAR 06	MAR 07	MAR 08	MAR 09
Consolidated Graphics, Inc.	**100**	136.80	135.55	192.59	145.77	33.08
S&P 500 Index	**100**	106.69	119.20	133.31	126.54	78.34
S&P 1500 Commercial Printing Index	**100**	107.20	110.03	130.30	103.70	30.09
S&P SmallCap 600 Index	**100**	113.08	140.30	147.72	132.06	81.80

CGX 2009
Financials

Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with and is qualified in its entirety by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements of our Company and the notes thereto included elsewhere in this Annual Report.

	YEAR ENDED MARCH 31				
(IN THOUSANDS, EXCEPT PER SHARE DATA)	2009	2008	2007	2006	2005
Income Statement Data					
Sales	$ 1,145,146	$ 1,095,388	$ 1,006,186	$ 879,023	$ 779,016
Cost of sales	875,061	812,401	736,996	661,560	586,615
Gross profit	270,085	282,987	269,190	217,463	192,401
Selling expenses	105,688	106,952	101,649	91,266	81,456
General and administrative expenses	95,261	78,804	69,223	58,993	54,116
Goodwill impairment charge(1)	83,324	–	11,533	–	–
Litigation charge	17,000	–	–	–	–
Other income, net	(809)	(3,064)	–	–	–
Operating income (loss)	(30,379)	100,295	86,785	67,204	56,829
Interest expense, net	14,995	12,020	6,702	5,514	5,107
Income (loss) before income taxes	(45,374)	88,275	80,083	61,690	51,722
Income taxes	(5,804)	28,951	29,342	23,192	19,000
Net income (loss)	$ (39,570)	$ 59,324	$ 50,741	$ 38,498	$ 32,722
Earnings (loss) per share					
Basic	$ (3.55)	$ 4.76	$ 3.74	$ 2.81	$ 2.40
Diluted	$ (3.55)	$ 4.63	$ 3.65	$ 2.73	$ 2.31

	MARCH 31				
(IN THOUSANDS)	2009	2008	2007	2006	2005
Balance Sheet Data					
Working capital	$ 109,433	$ 138,250	$ 100,153	$ 67,474	$ 64,225
Property and equipment, net	430,519	421,347	354,156	297,308	297,600
Total assets	765,208	872,663	723,969	611,313	590,229
Long-term debt, net of current portion	287,164	362,448	142,144	90,678	111,895
Total shareholders' equity	250,464	279,793	365,536	318,946	283,332

(1) Reflects the impairment of goodwill value as of March 31, 2009 and March 31, 2007 under Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.*

Annual New York Stock Exchange and Securities and Exchange Commission Certifications

The Company timely submitted its 2008 Annual CEO Certification required under New York Stock Exchange ("NYSE") Rule 303A.12(a) to the NYSE without qualification. In addition, the Company's Annual Report on Form 10-K/A for the year ended March 31, 2009, as filed with the Securities and Exchange Commission, contained the Certifications of the Chief Executive Officer and Chief Financial Officer as required under Section 302 of the Sarbanes-Oxley Act of 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and their notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors such as those referenced in "Forward Looking Statements."

Overview

Our Company is a leading U.S. and Canadian provider of commercial printing services with 70 printing businesses spanning 27 states, one Canadian province and Prague, the Czech Republic. Complementing the printing services we provide, we also offer state-of-the-art fulfillment services and proprietary digital technology solutions and e-commerce capabilities.

We are focused on adding value to our printing businesses by providing the financial and operational strengths, management support and technological advantages associated with a large, national organization. Our strategy currently includes the following initiatives to generate sales and profit growth:

Internal Sales Growth – We seek to use our competitive advantages to expand market share. We continually seek to hire additional sales professionals, invest in new equipment and technology, expand our strategic sales initiative, develop new and expanded digital technology-based print-related services and provide sales training and education about our breadth of capabilities and services to our sales professionals.

Disciplined Acquisition Program – We selectively pursue opportunities to acquire additional printing businesses at reasonable prices. Some of these acquisitions may include smaller and/or distressed printing businesses for consolidation into one of our existing businesses.

Cost Savings – Because of our size and extensive geographic footprint, we leverage our economies of scale to purchase supplies and equipment at preferential prices, and centralize various administrative services to generate cost savings.

Best Practices/Benchmarking – We provide a forum for our printing businesses to share their knowledge of technical processes and their best practices with one another, as well as benchmark financial and operational data to help our printing businesses identify and respond to changes in operating trends.

Leadership Development – Through our unique Leadership Development Program, we develop talent for future sales and management positions at our printing businesses.

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Our printing businesses maintain their own sales, customer service, estimating and planning, prepress, production and accounting departments. Our corporate headquarters staff provides support to our printing businesses in such areas as human resources, strategic sales and marketing, purchasing, internal financial controls design and management information systems. We also maintain centralized treasury, risk management, tax, internal audit and consolidated financial reporting activities.

Our sales are derived from commercial printing services. These services consist of (i) traditional print services, including electronic prepress, printing, finishing, storage and delivery of high-quality materials which are custom manufactured to our customers' design specifications; (ii) fulfillment and mailing services for such printed materials; (iii) digital technology solutions and e-commerce capabilities that enable our customers to more efficiently procure and manage printed materials and/or design, procure, distribute, track and analyze results of printing-based marketing programs and activities; and (iv) personalized photo products including photo books, cards and calendars that are printed and distributed by five world-class digital print centers across the U.S. and in Prague, the Czech Republic, fully integrated for quality control and consistency between locations. Examples of the types of documents we print for our customers include high-quality, multi-color marketing materials, product and capability brochures, point-of-purchase displays, direct mail pieces, shareholder communications, trading cards, catalogs and training manuals.

Most of our sales are generated by individual orders through commissioned sales personnel. We recognize revenue from these orders when we deliver the ordered goods and services. To a large extent, continued engagement of our Company by our customers for successive business opportunities depends upon the customers' satisfaction with the quality of products and services we provide. As such, it is difficult for us to predict with any high degree of certainty the number, size, and profitability of printing services that we expect to provide for more than a couple of weeks in advance. Our revenues, however, tend to be strongest in the quarter ended December 31 followed by revenue in the quarter ended March 31. Conversely, revenues tend to be seasonally weaker in the quarters ended June 30 and September 30. Due to the current economic recession, which began in late fiscal 2008 and may potentially continue though fiscal 2010, these seasonal trends may not have a significant impact on our sales since revenues are generally depressed. Additionally, a further deterioration in the economy would likely adversely impact our revenues and results from operations.

Our cost of sales mainly consists of raw materials consumed in the printing process, as well as labor and outside services, such as delivery costs. Paper cost is the most significant component of our materials cost; however, fluctuation in paper pricing generally does not materially impact our operating margins because we typically quote, and subsequently purchase, paper for each specific printing project we are awarded. As a result, any changes in paper pricing are effectively passed through to customers by our printing businesses. Additionally, our cost of sales includes salary and benefits paid to operating personnel, maintenance, repair, rental and insurance costs associated with operating our facilities and equipment and depreciation charges.

Our selling expenses generally include the compensation paid to our sales professionals, along with promotional, travel and entertainment costs. Our general and administrative expenses generally include the salary and benefits paid to support personnel at our printing businesses and our corporate staff including stock-based compensation, as well as office rent, utilities and communications expenses, various professional services and amortization of identifiable intangible assets.

Results of Operations

The following table sets forth our Company's historical consolidated income statements and certain percentage relationships for the periods indicated:

	YEAR ENDED MARCH 31 (IN MILLIONS) 2009	2008	2007	(AS A PERCENTAGE OF SALES) 2009	2008	2007
Sales	$ 1,145.2	$ 1,095.4	$ 1,006.2	100.0%	100.0%	100.0%
Cost of sales	875.1	812.4	737.0	76.4	74.2	73.2
Gross profit	270.1	283.0	269.2	23.6	25.8	26.8
Selling expenses	105.7	107.0	101.7	9.2	9.8	10.1
General and administrative expenses	95.3	78.8	69.2	8.3	7.2	6.9
Goodwill impairment charge	83.3	–	11.5	7.3	–	1.2
Litigation charge	17.0	–	–	1.5	–	–
Other income, net	(0.8)	(3.1)	–	(0.0)	(0.3)	–
Operating income (loss)	(30.4)	100.3	86.8	(2.7)	9.1	8.6
Interest expense, net	15.0	12.0	6.7	1.3	1.1	0.7
Income (loss) before taxes	(45.4)	88.3	80.1	(4.0)	8.0	7.9
Income taxes	(5.8)	29.0	29.4	(0.5)	2.6	2.9
Net income (loss)	$ (39.6)	$ 59.3	$ 50.7	(3.5)%	5.4%	5.0%

Our sales and expenses during the periods shown were impacted by the acquisition of three printing businesses in fiscal 2008 and two printing businesses in fiscal 2007. In accordance with the purchase method of accounting, our consolidated income statements reflect sales and expenses of acquired businesses only for post-acquisition periods. Accordingly, acquisitions affect our financial results in any one year compared to the prior year by the full-year impact of prior year acquisitions (as compared to the partial impact in the prior year) and the partial-year impact of current year acquisitions. This revenue impact is referred to below as the "impact of acquisitions." We refer to revenue growth or decline, excluding the effect of revenues contributed by acquisitions and election-related business, in the most recent or prior fiscal year as "internal" or "same-store" sales growth or decline.

Analysis of Consolidated Income Statements for Fiscal 2009 as Compared to Fiscal 2008

Sales for fiscal 2009 increased $49.7 million, or 5%, to $1.15 billion from $1.10 billion in fiscal 2008. In fiscal 2009, the impact of acquisitions provided increased revenues of $128.7 million while an increase in election-related business contributed $24.2 million. These increases were partially offset by a $103.2 million decline in same-store sales compared to 2008. The decline in same-store sales was primarily due to a reduction in demand for printing services as a result of continuing weakness in the overall U.S. economy, and a more competitive pricing environment.

Gross profit for fiscal 2009 declined by $12.9 million, or 5%, to $270.1 million from $283.0 million in fiscal 2008. Gross profits as a percentage of sales declined to 23.6% from 25.8% in fiscal 2008 due to relatively lower gross margins of businesses acquired in fiscal 2008 and the adverse effect of lower same-store sales, offset, in part, by the effect of an increase in election-related business and the beneficial impact of the Company's growing digital print business.

Selling expense for fiscal 2009 declined $1.3 million, or 1%, to $105.7 million from $107.0 million in fiscal 2008. The decrease was attributable to lower sales commissions and other miscellaneous selling expenses, offset by higher selling expenses of businesses acquired in fiscal year 2008. As a percentage of sales, selling expenses in fiscal 2009 declined to 9.2% from 9.8% in fiscal 2008. The decline was primarily due to lower selling expense as a percentage of sales for businesses acquired in fiscal year 2008.

General and administrative expenses for fiscal 2009 increased $16.5 million, or 21%, to $95.3 million from $78.8 million in fiscal 2008. This increase was primarily caused by the impact of acquisitions (including direct expenses and incremental intangible asset amortization), an increase in share-based compensation and an increase in bad debt expense. Overall, as a percentage of sales, general and administrative expenses in fiscal 2009 increased to 8.3% from 7.2% in fiscal 2008 due to the factors described above and lower same-store sales.

The Company assesses the impairment of goodwill as required by SFAS No. 142. Under SFAS No. 142, the Company determines fair value for each reporting unit using trailing twelve months earnings before interest, income taxes and depreciation and amortization ("EBITDA") multiplied by management's estimate of the total Company's enterprise value-to-EBITDA multiple, adjusted for a control premium. Management estimated a total Company enterprise value-to-EBITDA multiple based upon the multiple derived from using the market capitalization of the Company's common stock around March 31, 2009, after considering an appropriate control premium (25% based upon historical transactions in the printing industry). Each of the Company's printing businesses is separately evaluated for goodwill impairment because they comprise individual reporting units. The Company evaluates goodwill for impairment at the end of each fiscal year, or at any time that management becomes aware of an indication of impairment.

To the extent the net book value of the Company as a whole is greater than the Company's market capitalization, all or a significant portion of its goodwill may be considered impaired. As a result of the recent decline in the market capitalization of the Company during fiscal year 2009, and a weakening operating performance outlook driven primarily by the U.S. recession, the Company concluded that a triggering event occurred for the quarter ended December 31, 2008 and recognized a non-cash, pre-tax impairment of its goodwill during that quarter of $62.5 million. In connection with the year ended March 31, 2009, the Company performed an additional, required annual impairment test of goodwill and recognized a non-cash, pre-tax impairment of goodwill of $20.8 million in the quarter ended March 31, 2009. For the fiscal year, the total non-cash , pre-tax impairment of goodwill and accompanying charge to earnings was $83.3 million.

The litigation charge for fiscal 2009 relates to jury rendered verdicts for compensatory and punitive damages against the Company due to a lawsuit involving an isolated dispute between the Company and the former employer of an existing sales employee. As a result of these verdicts, a pre-tax litigation charge of $17.0 million has been recognized in the consolidated financial statements. The judge may also award the plaintiff their attorney fees and costs. We intend to continue our defense of this matter and appeal the judgment, as well as pursue potential insurance reimbursement, which has previously been denied. See "Note 7. Commitments and Contingencies" included in the Notes to the Consolidated Financial Statements contained elsewhere in this Annual Report for more information concerning the Company's legal matters.

Other income for fiscal 2009 decreased $2.3 million to $0.8 million from $3.1 million in fiscal 2008. Other income primarily consists of foreign currency transaction gains resulting from certain transactions of our Canadian and Czech Republic subsidiaries that are denominated in U.S. dollars.

Net interest expense for fiscal 2009 increased $3.0 million, or 25%, to $15.0 million from $12.0 million in fiscal 2008, primarily due to a higher level of average debt outstanding due to borrowings used to fund 2008 acquisitions, capital expenditures and share repurchases under our now expired common stock repurchase program during the second and third quarters of fiscal 2008. The increase was partially offset by a decline in our weighted average interest rate on LIBOR-based debt.

Income tax benefit for fiscal 2009 was $5.8 million, reflecting an overall effective tax rate of 12.8% as compared to an effective tax rate of 32.8% in fiscal 2008. In fiscal 2009, the effective tax rate declined primarily as a result of the goodwill impairment charges and lower pretax book income. Without the goodwill impairment charges, the effective rate for fiscal 2009 would be 37.6%, compared to an effective rate of 32.8% in fiscal 2008. This increase in effective rate was primarily due to a lower tax benefit resulting from a reduction of reserves related to certain tax positions in 2009 compared to 2008.

Analysis of Consolidated Income Statements for Fiscal 2008 as Compared to Fiscal 2007

Sales for fiscal 2008 increased $89.2 million, or 9%, to $1.10 billion from $1.01 billion in fiscal 2007. The $89.2 million revenue increase is attributable to an increase of $109.4 million from the incremental impact of acquisitions, partially offset by an internal same-store revenue decline of $8.5 million and an $11.7 million decline in election-related printing. Excluding the decline in election-related printing, internal sales were down .8% compared to 2007. We believe this decline was generally due to the weakness of the U.S. economy during the year.

Fiscal 2008 gross profit increased by $13.8 million, or 5%, to $283 million from $269.2 million in fiscal 2007. This increase was primarily attributable to the increased sales levels discussed above, which were significantly affected by the incremental impact of acquisitions. Gross profits as a percentage of sales, declined to 25.8% from 26.8% in fiscal 2007 due to relatively lower gross margins for recently acquired businesses, as well as higher direct start-up expenses associated with our growing digital printing business.

Selling expense for fiscal 2008 increased $5.3 million, or 5%, to $107 million from $101.7 million in fiscal 2007. The increase is attributable to higher commission expense due to the increased sales levels noted above. As a percentage of sales, selling expenses in fiscal 2008 declined to 9.8% from 10.1% in fiscal 2007. The decline was primarily due to lower selling expense as a percentage of sales for recently acquired businesses.

General and administrative expenses for fiscal 2008 increased $9.6 million, or 14%, to $78.8 million from $69.2 million in fiscal 2007. This increase was caused by the incremental impact of acquisitions (including intangible asset amortization) and an increase in professional fees related to legal costs and information technology consulting fees. Overall, as a percentage of sales, general and administrative expenses in fiscal 2008 increased to 7.2% from 6.9% in fiscal 2007.

Other income for fiscal 2008 of $3.1 million related to a foreign currency transaction gain primarily resulting from certain transactions at our Canadian subsidiary denominated in U.S. dollars.

Based on our annual evaluation of goodwill at March 31, 2008, no goodwill impairment was recorded. Goodwill impairment for fiscal 2007 was $11.5 million.

Net interest expense for fiscal 2008 increased $5.3 million, or 80%, to $12 million from $6.7 million in fiscal 2007, mostly due to a higher level of average debt outstanding due to borrowings used to fund 2008 acquisitions and share repurchases under our common stock repurchase program. The increase was partially offset by a decrease in our weighted average interest rate.

Income taxes for fiscal 2008 were $29.0 million, reflecting an overall effective tax rate of 32.8% as compared to an effective tax rate of 36.6% in fiscal 2007. In fiscal 2008, the effective tax rate declined primarily as a result of a reduction in reserves related to certain tax positions, partially offset by an increase in state income taxes.

Liquidity and Capital Resources

Sources and Uses of Cash

Our historical sources of cash have primarily been cash provided by operations or borrowings under our various bank credit facilities. Our historical uses of cash have been for acquisitions of printing businesses, capital expenditures, payment of principal and interest on outstanding debt obligations and repurchases of our common stock. Supplemental information pertaining to our historical sources and uses of cash is presented as follows and should be read in conjunction with our consolidated statements of cash flows and the notes thereto included elsewhere in this Annual Report:

	YEAR ENDED MARCH 31		
(IN MILLIONS)	2009	2008	2007
Net cash provided by operating activities	$ 141.1	$ 110.2	$ 72.8
Acquisitions of businesses	(6.7)	(97.3)	(67.6)
Capital expenditures, net of proceeds from asset dispositions(1)	(68.2)	(39.4)	(39.1)
Net proceeds (payments) under bank credit facilities	(53.1)	177.4	51.1
Net payments on term equipment notes and other debt	(21.6)	(1.1)	(3.1)
Payments to repurchase and retire common stock	–	(150.0)	(24.7)
Proceeds from exercise of stock options	3.0	2.9	17.6

(1) Excludes capital expenditures of $7.3 million in fiscal 2009, $41.0 million in fiscal 2008, and $5.1 million in fiscal 2007, which were directly financed and/or accrued as a current liability.

Additionally, our cash position, working capital and debt obligations as of March 31, 2009, 2008 and 2007 are shown below and should be read in conjunction with our consolidated balance sheets and the notes thereto included elsewhere in this Annual Report:

	MARCH 31		
(IN MILLIONS)	2009	2008	2007
Cash and cash equivalents	$ 9.8	$ 15.1	$ 12.0
Working capital, inclusive of cash and cash equivalents	109.4	138.3	100.2
Total debt	314.2	385.7	154.6

Net cash provided by operating activities increased by $30.9 million for fiscal 2009 compared to fiscal 2008. This increase was due primarily to changes in working capital items. Accounts receivable and inventory declined compared to an increase during the prior fiscal year and accounts payable and accrued liabilities declined more than they did in the prior year, primarily due to the general slow down in our business.

During fiscal 2009, we invested $76.9 million in new technology, equipment and real estate, of which $37.2 million was for digital presses and related technology.

We believe that our cash flow provided by operations, combined with new borrowings, will be adequate to cover our fiscal 2010 working capital growth, debt service requirements and planned capital expenditures.

We intend to continue pursuing acquisition opportunities at prices we believe are reasonable based upon prevailing market conditions. However, we cannot accurately predict the timing, size and success of our acquisition efforts or our associated potential capital commitments. There can be no assurance that we will be able to acquire additional printing businesses on terms acceptable to us. We expect to fund future acquisitions through cash flow provided by operations and/or additional borrowings under our primary bank credit facility. We have, however, in the past issued our common stock as purchase price consideration in some of our acquisitions and may do so again in the future. Although we may issue common stock for such purposes in the future, we do not expect to do so at this time because of our current financial liquidity and ability to utilize available cash or make additional borrowings.

Debt Obligations

Our primary bank credit facility (as amended, the "Credit Agreement") currently provides for $335.0 million in revolving credit and has a maturity date of October 6, 2011. At March 31, 2009, outstanding borrowings under the Credit Agreement were $187.1 million and accrued interest at a weighted average interest rate of 1.8%.

Under the terms of the Credit Agreement the proceeds from borrowings may be used to repay certain indebtedness, finance certain acquisitions, provide for working capital and general corporate purposes and, subject to certain restrictions, repurchase our common stock. Borrowings outstanding under the Credit Agreement are secured by substantially all of our assets other than real estate and certain equipment subject to term equipment notes and other financings. Borrowings under the Credit Agreement accrue interest, at our option, at either (1) the London Interbank Offered Rate ("LIBOR") plus a margin of .625% to 1.50%, or (2) an alternate base rate (based upon the greater of the agent bank's prime lending rate or the Federal Funds effective rate plus .50%). We are also required to pay an annual commitment fee ranging from .15% to .275% on available but unused amounts under the Credit Agreement. The interest rate margin and the commitment fee are based upon certain financial performance measures set forth in the Credit Agreement and are redetermined quarterly. At March 31, 2009 the applicable LIBOR interest rate margin was 1.25% and the applicable commitment fee was .25%.

We are subject to certain covenants and restrictions and we must meet certain financial tests as defined in the Credit Agreement. We were in compliance with these covenants and financial tests at March 31, 2009. In light of current economic conditions, there is, however, more than a remote possibility that we will exceed the required Debt-to-EBITDA ratio, as defined in the Credit Agreement, at some point prior to its maturity on October 6, 2011. In the event that we are unable to remain in compliance with the Credit Agreement's covenants and financial tests in the future, our lenders would have the right to declare us in default with respect to such obligations, and consequently, certain of our other debt obligations, including substantially all of our term equipment notes, would be deemed to also be in default. All debt obligations in default would be required to be reclassified as a current liability. In the event that we were unable to obtain a waiver from our lenders or renegotiate or refinance these obligations, a material adverse effect on our ability to conduct our operations in the ordinary course would likely result.

We also maintain an unsecured credit facility with a commercial bank (the "A&B Credit Facility") currently consisting of a U.S. $5 million maximum borrowing limit component and a separate Canadian dollar ("C$") C$27.0 million maximum borrowing limit component. At March 31, 2009, outstanding borrowings under the A&B Credit Facility were $2.0 million, which accrued interest at a weighted average rate of 1.8%, and C$20.0 million ($16.0 million U.S. equivalent), which accrued interest at a weighted average rate of 2%. An annual reduction of C$4.0 million on the Canadian dollar denominated commitment occurs on December 31 during each year of the A&B Credit Facility until the final maturity date of October 6, 2011. There are no significant covenants or restrictions set forth in the A&B Credit Facility; however, a default by us under the Credit Agreement constitutes a default under the A&B Credit Facility.

In addition, we maintain two auxiliary revolving credit facilities (each an "Auxiliary Bank Facility" and collectively the "Auxiliary Bank Facilities") with commercial banks. Each Auxiliary Bank Facility is unsecured and has a maximum borrowing capacity of $5.0 million. One facility expires in October 2009 while the other facility expires in December 2009. At March 31, 2009, outstanding borrowings under the Auxiliary Bank Facilities totaled $9.6 million and accrued interest at a weighted average rate of 2.6%. Because we currently have the ability and intent to refinance the borrowings outstanding under the Auxiliary Bank Facilities expiring in October and December 2009, such borrowings are classified as long-term debt in our consolidated balance sheet at March 31, 2009. The Auxiliary Bank Facilities cross-default to the events of default set forth in the Credit Agreement.

At March 31, 2009, outstanding borrowings under our term equipment notes totaled $91 million and accrued interest at rates between 3.9% and 8.1%. The term equipment notes provide for principal payments plus interest for defined periods of up to ten years from the date of issuance, and are secured by certain equipment of the Company. We are not subject to any significant financial covenants in connection with any of the term equipment notes. The term equipment notes cross-default to the events of default set forth in the Credit Agreement. At March 31, 2009, outstanding borrowings under our real estate notes totaled $4.2 million and accrued interest at 6%. The real estate notes provide for principal payments plus interest for defined periods of up to ten years from the date of issuance and are secured by the real estate. At March 31, 2009, other debt obligations totaled $4.3 million and provided for principal payments plus interest (at fixed and variable rates) for defined periods up to 16 years from the date of issuance. We do not have any significant financial covenants or restrictions associated with the real estate notes or the other debt obligations. The Credit Agreement places certain limitations on the amount of additional term note obligations and other indebtedness we may incur in the future.

As of March 31, 2009, our available credit under existing credit facilities was approximately $150.8 million.

Contractual Obligations and Other Commitments

As of March 31, 2009, the scheduled maturity of our contractual obligations is as follows:

(IN MILLIONS)	TOTAL	LESS THAN 1 YEAR	1–3 YEARS	3–5 YEARS	MORE THAN 5 YEARS	OTHER
Debt obligations[(1)]	$ 314.2	$ 27.0	$ 254.9	$ 26.2	$ 6.1	$ –
Operating lease obligations	88.5	18.2	26.8	18.4	25.1	–
Unrecognized tax benefits	14.8	–	–	–	–	14.8

(1) Includes all long-term debt, net of current portion and current portion of long-term debt on the face of the balance sheet as of March 31, 2009.

Operating Leases – We have entered into various noncancelable operating leases primarily related to facilities and equipment used in the ordinary course of our business.

Letters of Credit – In connection with our assumption of obligations under outstanding industrial revenue bonds, which are reflected as debt in the accompanying consolidated financial statements, and our assumption of certain contingent liabilities related to certain of our acquisitions, we had letters of credit outstanding as of March 31, 2009 totaling $6.1 million. All of these letters of credit were issued pursuant to the terms of our Credit Agreement, which expires in October 2011, and we will be required to obtain replacement letters of credit at that time, as needed.

Insurance Programs – We maintain third-party insurance coverage in amounts and against risks we believe are reasonable under our circumstances. We are self-insured for most workers' compensation claims and for a significant component of our group health insurance programs. For these exposures, we accrue expected loss amounts which are determined using a combination of our historical loss experience and subjective assessment of our future loss exposure, together with advice provided by administrators and consulting actuaries. The estimates of expected loss amounts are subject to uncertainties arising from various sources, including changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation and economic conditions, which could result in an increase or decrease in accrued costs in future periods for claim matters which occurred in a prior period. Although we believe that the accrued estimated loss amounts are reasonable under the circumstances, significant differences related to the items noted above could materially affect our risk exposure, insurance obligations, and future expense.

Critical Accounting Policies

We have identified our critical accounting policies based on the following factors – significance to our overall financial statement presentation, complexity of the policy and its use of estimates and assumptions. We are required to make certain estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses. We evaluate our estimates and assumptions on an ongoing basis and rely on historical experience and various other factors that we believe to be reasonable under the circumstances to determine such estimates. Because uncertainties with respect to estimates and assumptions are inherent in the preparation of financial statements, actual results could differ from these estimates.

Revenue Recognition – We primarily recognize revenue upon delivery of the printed product to the customer. In the case of customer fulfillment arrangements, including multiple deliverables of printing services and distribution services, revenue relating to the printed product is recognized upon the delivery of the printed product into our fulfillment warehouses, and invoicing of the customer for the product at an agreed price. Because printed products manufactured for our customers are customized based upon the customers specifications, product returns are insignificant. Revenue is recognized net of sales taxes.

Receivables, Net of Valuation Allowance – Accounts receivable at March 31, 2009 were $173.5 million, net of a $6.6 million allowance for doubtful accounts. The valuation allowance was determined based upon our evaluation of known requirements, aging of receivables, historical experience and the current economic environment. While we believe we have appropriately considered known or expected outcomes, our customers' ability to pay their obligations could be adversely affected by the continuing contraction in the U.S. economy or other factors beyond our control. Changes in our estimates of collectibility could have a material adverse effect on our consolidated financial condition or results of operations.

Goodwill – We evaluate the carrying value of our goodwill as of each fiscal year end, or at any time that management becomes aware of an indication of impairment. Under the applicable accounting standards, the goodwill impairment analysis is a two-step test. In the first step, we determine fair value for each reporting unit using trailing twelve months earnings before interest, income taxes and depreciation and amortization ("EBITDA"), multiplied by management's estimate of an appropriate enterprise value-to-EBITDA multiple for each reporting unit, adjusted for a control premium. Management's total Company enterprise value-to-EBITDA multiple is based upon the multiple derived from using the market capitalization of the Company's common stock on or around the applicable balance sheet date, after considering an appropriate control premium (25% at March 31, 2009, based upon historical transactions in the printing industry). This total Company enterprise value-to-EBITDA multiple is then used as a starting point in determining the appropriate multiple for each reporting unit. If the carrying value of the reporting unit exceeds the estimated fair value of the reporting unit, we must perform a second step to measure the amount of impairment. This second step involves estimating the fair value of identifiable tangible and intangible assets and determining an implied value of goodwill. To the extent the implied value of goodwill is less than the carrying value of goodwill for a particular reporting unit, we are required to record an impairment charge. The process of determining the fair values of assets and liabilities can involve a considerable degree of estimation.

Impairment of Long-Lived Assets – We evaluate long-lived assets, including property, plant and equipment, and intangible assets other than goodwill or intangible assets with indefinite lives whenever events or changes in conditions indicate that the carrying value may not be recoverable. The evaluation requires us to estimate future undiscounted cash flows associated with an asset or group of assets. If the cost of the asset or group of assets cannot be recovered by these undiscounted cash flows, then the need for an impairment may exist. Estimating future cash flows requires judgments regarding future economic conditions, demand for services and pricing. Although we believe our estimates are reasonable, significant differences in the actual performance of the asset or group of assets may materially affect our asset values and require an impairment charge in future periods.

Insurance Liabilities – We are self-insured for the majority of our workers' compensation and group health insurance costs. Insurance claims liabilities have been accrued using a combination of our historical loss experience and subjective assessment of our future loss exposure, together with advice provided by administrators and consulting actuaries. The estimates of expected loss amounts are subject to uncertainties arising from various sources, including changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation and economic conditions, which could result in an increase or decrease in accrued costs in future periods for claims matters which occurred in a prior period.

Accounting for Income Taxes – As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and financial reporting purposes. The tax effects of these temporary differences are recorded as deferred tax assets or deferred tax liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. Significant judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Additionally, we account for uncertain tax positions in accordance with Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Although we believe our estimates are reasonable, the final outcome of uncertain tax positions may be different from that which is reflected in the financial statements.

Accounting for Acquisitions – The allocations of purchase price to acquired assets and liabilities are initially based on estimates of fair value and are prospectively revised if and when additional information concerning certain asset and liability valuations we are waiting for at the time of the initial allocations is obtained, provided that such information is received no later than one year after the date of acquisition. In addition, we retain an independent third-party valuation firm to assist in the identification, valuation and determination of useful lives of identifiable intangible assets in connection with our acquisitions.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurement* ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurement. Our adoption of SFAS No. 157 for financial assets and liabilities, effective for fiscal 2009, did not have a material impact on our consolidated financial condition or results of operations. In accordance with FASB Staff Position FAS 157-2, we have deferred the provisions of SFAS No. 157 to the fair value estimation related to goodwill and long-lived assets until April 1, 2009.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities,* including an amendment of FASB No. 115 ("SFAS No. 159"). SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the "fair value option"). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. We have not elected to apply the provisions of SFAS No. 159; therefore, the adoption of SFAS No. 159 did not affect our consolidated financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141R"), which requires the acquiring entity to recognize the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at the acquisition date, measured at the fair values as of that date. Goodwill is measured as a residual of the fair values at the acquisition date. Acquisition related costs are recognized separately from the acquisition. This statement is effective as of the beginning of the first fiscal year that begins after December 15, 2008, or April 1, 2009 for the Company. We are currently evaluating the impact, if any, of the adoption of SFAS No. 141R will have on our consolidated financial condition and results of operations.

Quantitative and Qualitative Disclosure About Market Risk

Market risk generally means the risk that losses may occur in the value of certain financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices. We do not currently hold or utilize derivative financial instruments to manage market risk or that could expose us to other market risk. We are exposed to market risk in interest rates related primarily to our debt obligations, which as of March 31, 2009 include $95.4 million of fixed rate debt and $218.8 million of variable rate debt. A 1% increase in the interest rate on our variable rate debt would change our interest expense by approximately $2.2 million on an annual basis. The following table sets forth the average interest rate for the scheduled maturities of our debt obligations as of March 31, 2009:

($ IN MILLIONS)	2010	2011	2012	2013	2014	THEREAFTER	TOTAL	ESTIMATED FAIR VALUE AT MARCH 31, 2009
Fixed Rate Debt:								
Amount	$ 26.5	$ 22.7	$ 16.9	$ 16.0	$ 7.1	$ 6.2	$ 95.4	$ 84.5
Average interest rate	6.20%	5.68%	5.81%	5.66%	6.0%	6.0%	5.89%	
Variable Rate Debt:								
Amount	$ 0.5	$ 0.4	$ 214.9	$ 3.0	–	–	$ 218.8	$ 208.4
Average interest rate	.67%	.67%	1.86%	.67%	–	–	1.84%	

Consolidated Balance Sheets

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)	MARCH 31 2009	2008
Assets		
Current assets		
Cash and cash equivalents	$ 9,762	$ 15,131
Accounts receivable, net	173,501	209,000
Inventories	52,737	61,511
Prepaid expenses	17,340	7,127
Deferred income taxes	18,909	9,353
Total current assets	272,249	302,122
Property and equipment, net	430,519	421,347
Goodwill	29,436	102,423
Other intangible assets, net	24,691	38,958
Other assets	8,313	7,813
	$ 765,208	$ 872,663
Liabilities and Shareholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 27,026	$ 23,252
Accounts payable	48,519	56,948
Accrued liabilities	86,718	83,488
Income taxes payable	553	184
Total current liabilities	162,816	163,872
Long-term debt, net of current portion	287,164	362,448
Other liabilities	14,794	13,655
Deferred income taxes, net	49,970	52,895
Commitments and contingencies		
Total liabilities	514,744	592,870
Shareholders' equity		
Common stock, $.01 par value; 100,000,000 shares authorized; 11,152,875 and 11,079,011 issued and outstanding	111	111
Additional paid-in capital	163,131	153,204
Retained earnings	87,806	127,376
Accumulated other comprehensive loss	(584)	(898)
Total shareholders' equity	250,464	279,793
	$ 765,208	$ 872,663

See accompanying Notes to Consolidated Financial Statements.

Consolidated Income Statements

(IN THOUSANDS, EXCEPT PER SHARE DATA)	YEAR ENDED MARCH 31 2009	2008	2007
Sales	$ 1,145,146	$ 1,095,388	$ 1,006,186
Cost of sales	875,061	812,401	736,996
Gross profit	270,085	282,987	269,190
Selling expenses	105,688	106,952	101,649
General and administrative expenses	95,261	78,804	69,223
Goodwill impairment charge	83,324	–	11,533
Litigation charge	17,000	–	–
Other income, net	(809)	(3,064)	–
Operating income (loss)	(30,379)	100,295	86,785
Interest expense	15,260	12,366	7,011
Interest income	(265)	(346)	(309)
Income (loss) before taxes	(45,374)	88,275	80,083
Income tax expense (benefit)	(5,804)	28,951	29,342
Net income (loss)	$ (39,570)	$ 59,324	$ 50,741
Basic earnings (loss) per share	$ (3.55)	$ 4.76	$ 3.74
Diluted earnings (loss) per share	$ (3.55)	$ 4.63	$ 3.65
Shares used to compute earnings (loss) per share			
Basic	11,138	12,463	13,580
Diluted	11,138	12,822	13,905

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

(IN THOUSANDS)	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
Balance, March 31, 2006	13,714	$ 138	$ 170,581	$ 148,227	$ –	$ 318,946
Net income	–	–	–	50,741	–	50,741
Other comprehensive income – currency translation adjustment, net of tax	–	–	–	–	188	188
Total comprehensive income	–	–	–	–	–	50,929
Exercise of stock options, including tax benefit	445	3	17,619	–	–	17,622
Share-based compensation expense	–	–	2,695	–	–	2,695
Repurchase and retire common stock	(465)	(4)	(5,797)	(18,855)	–	(24,656)
Balance, March 31, 2007	13,694	137	185,098	180,113	188	365,536
Net income	–	–	–	59,324	–	59,324
Other comprehensive income – currency translation adjustment, net of tax	–	–	–	–	(1,086)	(1,086)
Total comprehensive income	–	–	–	–	–	58,238
Exercise of stock options, including tax benefit	67	1	2,869	–	–	2,870
Share-based compensation expense	–	–	2,057	–	–	2,057
Repurchase and retire common stock	(2,682)	(27)	(36,820)	(113,250)	–	(150,097)
Cumulative effect of adoption of FIN 48	–	–	–	1,189	–	1,189
Balance, March 31, 2008	11,079	111	153,204	127,376	(898)	279,793
Net income (loss)	–	–	–	(39,570)	–	(39,570)
Other comprehensive income – currency translation adjustment, net of tax	–	–	–	–	314	314
Total comprehensive income loss	–	–	–	–	–	(39,256)
Exercise of stock options, including tax benefit	74	–	3,019	–	–	3,019
Share-based compensation expense	–	–	6,908	–	–	6,908
Balance, March 31, 2009	11,153	$ 111	$ 163,131	$ 87,806	$ (584)	$ 250,464

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(IN THOUSANDS)	YEAR ENDED MARCH 31 2009	2008	2007
Operating Activities			
Net income (loss)	$ (39,570)	$ 59,324	$ 50,741
Adjustments to reconcile net income (loss) to net cash provided by operating activities –			
Depreciation	63,349	51,460	43,662
Amortization	4,128	2,426	1,608
Bad debt expense	4,116	1,203	1,777
Goodwill impairment charge	83,324	–	11,533
Litigation charge	17,000	–	–
Currency (gain) loss	559	(3,807)	–
Deferred income taxes	(12,922)	6,029	(6,554)
Share-based compensation expense	6,908	2,057	2,695
Changes in assets and liabilities, net of effects of acquisitions –			
Accounts receivable, net	30,302	216	(26,504)
Inventories	8,022	(32)	(4,434)
Prepaid expenses	(10,482)	1,232	(394)
Other assets	(503)	(258)	(146)
Accounts payable and accrued liabilities	(14,692)	(3,902)	2,129
Other liabilities	1,139	(5,812)	–
Income taxes payable	374	46	(3,339)
Net cash provided by operating activities	141,052	110,182	72,774
Investing Activities			
Acquisitions of businesses, net of cash acquired	(6,684)	(97,258)	(67,555)
Purchases of property and equipment	(69,600)	(41,394)	(43,217)
Proceeds from asset dispositions	1,447	2,019	4,095
Net cash used in investing activities	(74,837)	(136,633)	(106,677)
Financing Activities			
Proceeds from bank credit facilities	200,276	289,377	230,867
Payments on bank credit facilities	(253,339)	(111,972)	(179,773)
Proceeds from issuance of term equipment notes	1,926	15,558	8,154
Payments on term equipment notes and other debt	(23,530)	(16,645)	(11,290)
Payments to repurchase and retire common stock	–	(150,097)	(24,656)
Proceeds from exercise of stock options, including excess tax benefit	3,019	2,869	17,622
Net cash provided by (used in) financing activities	(71,648)	29,090	40,924
Effect of exchange rate changes on cash and cash equivalents	64	449	29
Net increase (decrease) in cash and cash equivalents	(5,369)	3,088	7,050
Cash and cash equivalents at beginning of year	15,131	12,043	4,993
Cash and cash equivalents at end of year	$ 9,762	$ 15,131	$ 12,043

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND PERCENTAGES)

1 Business

Consolidated Graphics, Inc. (collectively with its consolidated subsidiaries referred to as "the Company") is a provider of commercial printing services with 70 printing businesses strategically located across 27 states, one Canadian province, and in Prague, the Czech Republic.

The Company's printing businesses maintain their own sales, customer service, estimating and planning, prepress, production and accounting departments. The Company's corporate headquarters staff provides support to its printing businesses in such areas as human resources, strategic sales and marketing, purchasing, internal financial controls design and management information systems. The Company also maintains centralized treasury, risk management, tax, internal audit and consolidated financial reporting activities.

The Company's sales are derived from commercial printing services. These services consist of (i) traditional print services, including electronic prepress, digital and offset printing, finishing, storage and delivery of high-quality printed documents which are custom manufactured to the design specifications of the Company's customers; (ii) fulfillment and mailing services for such printed materials; (iii) digital technology solutions and e-commerce capabilities that enable the Company's customers to more efficiently procure and manage printed materials and/or design, procure, distribute, track and analyze results of printing-based marketing programs and activities; and (iv) personalized photo products including photo books, cards and calendars that are printed and distributed by five world-class digital print centers across the U.S. and in Prague, fully integrated for quality control and consistency between locations.

The scope and extent of services provided to the Company's customers typically varies for each individual order it receives, depending on customer-specific factors including the intended uses for the printed materials. Furthermore, each of the Company's locations generally is capable of providing a complete range of services to its customers. Accordingly, the Company does not operate its business in a manner that differentiates among its respective capabilities and services for financial or management reporting purposes, rather each of its printing businesses is defined as a distinct reporting unit.

2 Significant Accounting Policies and Other Information

Accounting Policies

The accounting policies of the Company reflect industry practices and conform to generally accepted accounting principles in the United States. The more significant of such accounting policies are described below.

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company's operations constitute one reportable segment because all of its printing businesses operate in the commercial printing industry and exhibit similar economic characteristics.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of certain estimates and assumptions by management in determining the reported amounts of assets and liabilities, disclosure of contingent liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period including depreciation of property and equipment and amortization or impairment of intangible assets. The Company evaluates its estimates and assumptions on an ongoing basis and relies on historical experience and various other factors that it believes to be reasonable under the circumstances to determine such estimates. Because uncertainties with respect to estimates and assumptions are inherent in the preparation of financial statements, actual results could differ from these estimates.

Reclassification – Certain reclassifications of prior period data have been made to conform to the current period reporting.

Cash and Cash Equivalents – The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Revenue Recognition and Accounts Receivable – The Company primarily recognizes revenue upon delivery of the printed product to the customer. In the case of customer fulfillment arrangements, including multiple deliverables of printing services and distribution services, revenue relating to the printed product is recognized upon the delivery of the printed product into the Company's fulfillment warehouses, and invoicing of the customer for the product at an agreed price. Because printed products manufactured for the Company's customers are customized based upon the customers specifications, product returns are not significant. The Company derives the majority of its revenues from sales and services to a broad and diverse group of customers with no individual customer accounting for more than 4% of the Company's revenues in any of the years ended March 31, 2009, 2008 or 2007. The Company maintains an allowance for doubtful accounts based upon the expected collectability of accounts receivable. Accounts receivable in the accompanying consolidated balance sheets are reflected net of allowance for doubtful accounts of $6,556 and $3,575 at March 31, 2009 and 2008, respectively.

Inventories – Inventories are valued at the lower of cost or market utilizing the first-in, first-out method for raw materials and the specific identification method for work in progress and finished goods. Raw materials consist of paper, ink, proofing materials, plates, boxes and other general supplies. Inventory values consist of purchased raw materials, labor and overhead costs. The carrying values of inventories are set forth below:

	MARCH 31	
	2009	2008
Raw materials	$ 22,587	$ 25,983
Work in progress	24,896	29,447
Finished goods	5,254	6,081
	$ 52,737	$ 61,511

Long-Lived Assets – The Company evaluates impairment of goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, and its other long-lived assets, including property, plant and equipment, and intangible assets other than goodwill in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* Under SFAS No. 142, the Company estimates the fair value of reporting units using a market multiple approach. The Company evaluates goodwill for impairment at the end of each fiscal year, or at any time that management becomes aware of an indication of impairment.

Goodwill totaled $29,436 at March 31, 2009 and represents the excess of the Company's purchase cost over the fair value of the net identifiable assets acquired, net of previously recorded amortization and impairment charges. The Company assesses the impairment of goodwill as required by SFAS No. 142. Under SFAS No. 142 the Company estimates the fair value for each reporting unit using trailing twelve months earnings before interest, income taxes and depreciation and amortization ("EBITDA") multiplied by management's estimate of an appropriate enterprise value-to-EBITDA multiple for each reporting unit, adjusted for a control premium. Management's total Company enterprise value-to-EBITDA multiple is based upon the multiple derived from using the market capitalization of the Company's common stock on or around the applicable balance sheet date, after considering an appropriate control premium (25% at March 31, 2009, based upon historical transactions in the printing industry). This total Company enterprise value-to-EBITDA multiple is then used as a starting point in determining the appropriate multiple for each reporting unit. Each of the Company's printing businesses is separately evaluated for goodwill impairment because they comprise individual reporting units. The Company evaluates goodwill for impairment at the end of each fiscal year, or at any time that management becomes aware of an indication of impairment.

To the extent the net book value of the Company as a whole is greater than the Company's market capitalization, all or a significant portion of its goodwill may be considered impaired. As a result of the decline in the Company's stock price during the latter half of fiscal 2009, and a weakening operating performance outlook driven primarily by the U.S. recession, the Company concluded that a triggering event occurred for the quarter ended December 31, 2008 requiring a formal assessment of the carrying value of goodwill. Under the applicable accounting standards, the goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit's estimated fair value to its carrying value including goodwill. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill is considered not to be impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated potential impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a potential business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill in the "proforma" business combination accounting described above exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. A recognized impairment loss cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted. The Company recognized a non-cash, pre-tax impairment charge to its goodwill in the amount of $62,524 for the quarter ended December 31, 2008. The Company performed its required annual goodwill impairment analysis under SFAS No. 142 for the year ended March 31, 2009, and recognized an additional non-cash, pre-tax impairment charge to goodwill of $20,800. Tax benefits totaling $20,055 were recorded in connection with these impairments.

As of March 31, 2008, the Company conducted its required annual evaluation of goodwill and determined that no impairment charges were required.

As of March 31, 2007, the Company conducted its required annual evaluation of goodwill and determined that an impairment charge to goodwill, attributable to four printing businesses totaling $11,533 was necessary. A tax benefit of $3,717 was recorded in connection with the impairment.

Under SFAS No. 144, the Company compares the carrying value of long-lived assets to its fair value determined by using projections of future undiscounted cash flows attributable to such assets and other factors such as business trends and general economic conditions. In the event that the carrying value of any long-lived asset exceeds the projection of future undiscounted cash flows attributable to such asset, the Company records an impairment charge against income equal to the excess, if any, of the carrying value over the asset's fair value. The Company evaluates long-lived assets, including property, plant and equipment, and intangible assets other than goodwill or intangible assets with indefinite lives whenever events or changes in conditions indicate that the carry value may not be recoverable.

The net book value of other intangible assets at March 31, 2009 was $24,691. Other intangible assets consist primarily of the value assigned to such items as customer lists and trade names in connection with the allocation of purchase price for acquisitions and are generally amortized on a straight-line basis over periods of up to 25 years. Such assets are evaluated for recoverability with other long-lived assets as discussed above. Amortization expense totaled $4,153 in 2009, $2,426 in 2008 and $1,608 in 2007. The Company's future amortization expense by fiscal year are as follows:

	2010	2011	2012	2013	2014
Amortization expense	$ 3,403	$ 3,353	$ 3,353	$ 3,353	$ 3,020

Accrued Liabilities – The significant components of accrued liabilities are as follows:

	MARCH 31	
	2009	2008
Compensation and benefits	$ 29,634	$ 35,473
Litigation reserve	17,000	–
Advances from customers	14,290	12,101
Other[1]	12,468	20,642
Manufacturing materials and services	8,127	9,809
Sales, property and other taxes	5,199	5,463
	$ 86,718	$ 83,488

(1) Other accrued liabilities are principally comprised of contingent transaction consideration associated with certain of the Company's acquisitions and accrued self-insurance claims for certain insurance programs. None of the individual items in other accrued liabilities at March 31, 2009 and 2008 were individually greater than 5% of total current liabilities in those years.

Litigation Charge – During the March 31, 2009 quarter, a monetary judgment was entered against the Company in connection with a dispute between the Company and the former employer of an existing sales employee. As a result of the entry of such judgment, a pre-tax litigation charge of $17,000 was accrued in the year ended March 31, 2009 consolidated financial statements. The Company intends to appeal the judgment, as well as pursue potential insurance reimbursement, which has previously been denied (See Note 7. Commitments and Contingencies).

Income Taxes – The provision for income taxes includes federal, state and foreign income taxes which are currently payable or deferred based on current tax laws. Deferred income taxes are provided for the tax consequences of differences between the financial statement and tax bases of assets and liabilities. The Company reduces deferred tax assets by a valuation allowance when, based on its estimates, it is more likely than not that a portion of those assets will not be realized in a future period. The Company is subject to audit by taxing authorities and these audits occasionally result in proposed assessments which may result in additional tax liabilities and, in some cases, interest and penalties. On April 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* – an Interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for and disclosure of uncertain tax positions. The Company recognizes a tax position in our financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities. The recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely to be realized upon ultimate settlement. The Company has a reserve for unrecognized tax benefits related to uncertain tax positions. The Company adjusts the reserve upon changes in circumstances that would cause a change to the estimate of the ultimate liability, upon effective settlement, or upon the expiration of the statute of limitations, in the period in which such event occurs. Although we believe our estimates are reasonable, the final outcome of uncertain tax positions may be different from that which is reflected in the financial statements.

Supplemental Cash Flow Information – The consolidated statements of cash flows provide information about the Company's sources and uses of cash and exclude the effects of non-cash transactions. Total capital expenditures excluding non-cash transactions were $69,600, $41,394 and $43,217 for the years ended March 31, 2009, 2008 and 2007, respectively. Certain capital expenditures considered non-cash transactions were $7,277, $41,015 and $5,110 for the years ended March 31, 2009, 2008 and 2007, respectively, and were financed using term notes (See Note 5. Long-Term Debt). Total capital expenditures, including cash and non-cash transactions, were $76,877, $82,409 and $48,327 for the years ended March 31, 2009, 2008 and 2007, respectively. The Company paid cash for interest totaling $14,848, $12,663 and $6,030 for the years ended March 31, 2009, 2008 and 2007, respectively. The Company paid cash for income taxes, net of refunds, totaling $14,427, $26,745 and $33,895 for the years ended March 31, 2009, 2008 and 2007, respectively.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurement* ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurement. The Company's adoption of SFAS No. 157 for financial assets and liabilities, effective for fiscal 2009 did not have a material impact on its consolidated financial condition or results of operations. In accordance with FASB Staff Position FAS 157-2, the Company has deferred the provisions of SFAS No. 157 to the fair value estimation related to goodwill and long-lived assets until April 1, 2009.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, including an amendment of FASB No. 115 ("SFAS No. 159"). SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the "fair value option"). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. The Company has not elected to apply the provisions of SFAS No. 159; therefore, the adoption of SFAS No. 159 did not affect its consolidated financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141R"), which requires the acquiring entity to recognize the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at the acquisition date, measured at the fair values as of that date. Goodwill is measured as a residual of the fair values at the acquisition date. Acquisition related costs are recognized separately from the acquisition. This statement is effective as of the beginning of the first fiscal year that begins after December 15, 2008. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 141R will have on its consolidated financial condition and results of operations.

Other Information

Earnings Per Share – Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect net income divided by the weighted average number of common shares and dilutive stock options outstanding.

	YEAR ENDED MARCH 31		
	2009	2008	2007
Numerator			
Net income (loss)	$ (39,570)	$ 59,324	$ 50,741
Denominator			
Weighted average number of common shares outstanding	11,138,141	12,462,617	13,580,207
Dilutive options and awards	–	359,393	324,516
Diluted weighted average number of common shares outstanding	11,138,141	12,822,010	13,904,722
Net earnings (loss) per share			
Basic	$ (3.55)	$ 4.76	$ 3.74
Diluted	$ (3.55)	$ 4.63	$ 3.65

Diluted net earnings (loss) per common share takes into consideration the dilution of certain unvested restricted stock unit awards and unexercised stock options. For the year ended March 31, 2009, options to purchase 1,829,151 shares were outstanding but not included in the computation of diluted net earnings (loss) per share, because of the net loss during 2009. Their inclusion would have had an anti-dilutive effect. Of the 1,829,151 options to purchase shares, 1,112,276 shares had an option exercise price that exceeded the average annual fair value of the Company's common stock. For the year ended March 31, 2008, options to purchase 16,486 shares of common stock were outstanding but not included in the computation of diluted net earnings (loss) per share, because the option exercise price exceeded the average annual fair value of the Company's common stock such that their inclusion would have an anti-dilutive effect. For the year ended March 31, 2007, options to purchase 9,269 shares of common stock were outstanding but not included in the computation for these same reasons.

Related Party Transactions – In the normal course of business, the Company leases certain real estate from individuals who formerly owned an acquired printing business and are now employed by the Company. Related party rental expense totaled $533 in fiscal 2009, $1,493 in fiscal 2008 and $1,318 in fiscal 2007.

Fair Value of Financial Instruments – The Company's financial instruments consist of cash, trade receivables, trade payables and debt obligations. The Company does not currently hold or issue derivative financial instruments. The Company believes that the fair value of its variable rate debt obligations, which totaled $218,801 and $276,499 at March 31, 2009 and 2008, approximated their recorded values. The Company estimates that the fair value of its fixed rate debt obligations totaling $95,389 at March 31, 2009 was $84,496 and that the fair value of its fixed rate debt obligations totaling $109,186 at March 31, 2008 was $98,180. Estimates of fair value are based on estimated interest rates for the same or similar debt offered to the Company having the same or similar maturities and collateral requirements.

Concentrations of Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk are primarily trade accounts receivable. Concentrations of credit risk with respect to trade accounts receivable are limited because the Company's printing businesses provide services to a large, diverse group of customers in various geographical regions. Management performs ongoing credit evaluations of its customers and generally does not require collateral for extensions of credit. The Company's cash deposits are held with large, well-known financial institutions.

Stock-Based Compensation – The Company accounts for stock-based compensation in accordance with SFAS No. 123 (R), *Share-Based Payment,* ("SFAS" No. 123(R)) and it measures the cost of the employee services received in exchange for an award of equity instruments based on the fair value of the award at the date of grant rather than its intrinsic value. In addition, to the extent that the Company receives an excess tax benefit upon exercise of an award, such benefit is reflected under SFAS No. 123(R) as cash flow from financing activities in the consolidated statement of cash flows.

Foreign Currency – Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than the U.S. dollar are translated at period-end exchange rates. Income and expense items are translated at the average monthly exchange rate. The effects of period-end translation are included as a component of accumulated other comprehensive income in the consolidated statements of shareholders' equity. The net foreign currency transaction gain related to the revaluation of certain transactions denominated in currencies other than the reporting unit's functional currency, totaled $809 in fiscal 2009 and $3,064 in fiscal 2008 in other income on the consolidated income statement.

Other Comprehensive Income – Other comprehensive income is comprised exclusively of foreign currency translation adjustments.

Geographic Information – Revenues of the Company's subsidiaries operating outside the United States were $45,984, $51,773 and $11,218 in fiscal 2009, 2008 and 2007, respectively, and long-lived assets were $34,632 and $31,585 as of March 31, 2009 and 2008, respectively.

3 Acquisitions

All of the Company's acquisitions have been accounted for using the purchase method of accounting. Revenues and expenses of the acquired businesses have been included in the accompanying consolidated financial statements beginning on their respective dates of acquisition. The allocation of purchase price to the acquired assets and liabilities is based on estimates of fair value and may be prospectively revised if and when additional information the Company is awaiting concerning certain asset and liability valuations is obtained, provided that such information is received no later than one year after the date of acquisition. Contingent transaction consideration pursuant to earnout agreements is accrued as an additional cost of the transaction when payment thereof is deemed to be probable by the Company.

In fiscal 2009, the Company paid cash totaling $6,684 to satisfy certain liabilities incurred in connection with certain prior period acquisitions.

In fiscal 2008, the Company paid cash totaling $91,140 to acquire the operations and assets of three printing businesses. The final allocation of the purchase price of the businesses acquired includes current assets of $38,832, property and equipment of $39,872, goodwill of $32,992 (of which 100% is deductible for tax purposes), other intangible assets of $11,900 and other assets of $212, less accrued liabilities of $18,943 and debt assumed of $13,725. Other intangible assets primarily consist of $4,900 for customer lists (generally amortized over 8 years), $4,900 for trade names (generally amortized over 10 years) and $2,100 of other intangibles (generally amortized over 5 years). Additionally, the Company paid cash totaling $6,118 to satisfy certain liabilities incurred in connection with certain prior period acquisitions. Based on certain additional information received by the Company regarding its fiscal 2007 acquisitions, $3,687 of purchase price previously attributed to goodwill was allocated to other intangible assets during fiscal 2008.

In fiscal 2007, the Company paid cash totaling $62,406 to acquire the operations and assets of two printing businesses. The final allocation of the purchase price of the businesses acquired includes current assets of $18,890, property and equipment of $45,944, goodwill of $7,542 (of which 100% is deductible for tax purposes), other intangible assets of $7,965 and other assets of $216, less accrued liabilities of $18,151. Other intangible assets primarily consist of $4,216 for customer lists (generally amortized over 9 years), $3,505 for trade names (generally amortized over 25 years) and $244 of other intangibles (generally amortized over 2 years). Additionally, the Company (i) paid cash totaling $5,107 to acquire certain real property and (ii) paid net cash totaling $42 in connection with the finalization of certain working capital adjustments during fiscal 2007 relating to prior year acquisitions. Based on certain additional information received by the Company regarding its fiscal 2006 acquisitions, $1,530 of purchase price previously attributed to other intangible assets was allocated to goodwill during fiscal 2007.

4 Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. The costs of major renewals and betterments are capitalized; repairs and maintenance costs are expensed when incurred. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the various classes of assets.

The following is a summary of the Company's property and equipment and their estimated useful lives:

	MARCH 31		
DESCRIPTION	2009	2008	ESTIMATED LIFE IN YEARS
Land	$ 14,887	$ 15,137	–
Buildings and leasehold improvements	114,679	111,710	5–30
Machinery and equipment	579,620	535,227	5–20
Computer equipment and software	37,022	29,884	2–5
Furniture, fixtures and other	19,427	10,818	2–7
	765,635	702,776	
Less – accumulated depreciation	(335,116)	(281,429)	
	$ 430,519	$ 421,347	

Depreciation expense related to the Company's property and equipment totaled $62,634 in 2009, $49,964 in 2008 and $42,367 in 2007.

5

Long-Term Debt

The following is a summary of the Company's long-term debt as of:

	MARCH 31	
	2009	2008
Bank credit facilities	$ 214,701	$ 271,868
Term equipment notes	90,980	104,505
Other	8,509	9,327
	314,190	385,700
Less – current portion	(27,026)	(23,252)
	$ 287,164	$ 362,448

The Company's primary bank credit facility (as amended, the "Credit Agreement") currently provides for $335,000 in revolving credit and has a maturity date of October 6, 2011. At March 31, 2009, outstanding borrowings under the Credit Agreement were $187,100 and accrued interest at a weighted average rate of 1.8%.

Under the terms of the Credit Agreement the proceeds from borrowings may be used to repay certain indebtedness, finance certain acquisitions, provide for working capital and general corporate purposes and, subject to certain restrictions, repurchase the Company's common stock. Borrowings outstanding under the Credit Agreement are secured by substantially all of the Company's assets other than real estate and certain equipment subject to term equipment notes and other financings. Borrowings under the Credit Agreement accrue interest, at the Company's option, at either (1) the London Interbank Offered Rate ("LIBOR") plus a margin of 0.625% to 1.50%, or (2) an alternate base rate (based upon the greater of the agent bank's prime lending rate or the Federal Funds effective rate plus 0.50%). The Company is also required to pay an annual commitment fee ranging from 0.15% to 0.275% on available but unused amounts under the Credit Agreement. The interest rate margin and the commitment fee are based upon certain financial performance measures set forth in the Credit Agreement and are redetermined quarterly. At March 31, 2009, the applicable LIBOR interest rate margin was 1.25% and the applicable commitment fee was 0.25%.

The Company is subject to certain covenants and restrictions and must meet certain financial tests under the Credit Agreement. The Company was in compliance with such covenants, restrictions and financial tests at March 31, 2009. In light of current economic conditions, there is, however, more than a remote possibility that the Company will exceed the required Debt-to-EBITDA ratio, as defined in the Credit Agreement, at some point prior to the maturity of the Credit Agreement on October 6, 2011. In the event the Company is unable to remain in compliance with the Credit Agreement covenants and financial tests contained in the Credit Agreement in the future, the Company's lenders would have the right to declare it in default with respect to such obligations, and consequently, certain of its other debt obligations, including substantially all its term equipment notes, would be deemed to also be in default. All debt obligations in default would be required to be reclassified as a current liability. In the event the Company was unable to obtain a waiver from its lenders, renegotiate or refinance these obligations, a material adverse effect on the ability of the Company to conduct its operations in the ordinary course likely would result.

The Company also maintains an unsecured credit facility with a commercial bank currently consisting of a U.S. $5,000 maximum borrowing limit component and a separate Canadian dollar ("C$") C$27,000 maximum borrowing limit component. At March 31, 2009, outstanding borrowings were $2,000 which accrued interest at a weighted average rate of 1.8%, and C$20,000 ($16,005 U.S. equivalent), which accrued interest at a weighted average rate of 2.0%.

In addition, the Company maintains two auxiliary revolving credit facilities (each an "Auxiliary Bank Facility" and collectively the "Auxiliary Bank Facilities") with commercial banks. Each Auxiliary Bank Facility is unsecured and has a maximum borrowing capacity of $5,000. One facility expires in October 2009 while the other facility expires in December 2009. At March 31, 2009, outstanding borrowings under the Auxiliary Bank Facilities totaled $9,596 and accrued interest at a weighted average rate of 2.6%. Because the Company currently has the ability and intent to refinance borrowings outstanding under the Auxiliary Bank Facilities expiring in October and December 2009, such borrowings are classified as long-term debt in the accompanying consolidated balance sheet at March 31, 2009. The Auxiliary Bank Facilities cross-default to the events of default set forth in the Credit Agreement.

At March 31, 2009, outstanding borrowings under term equipment notes totaled $90,980 and carried interest rates between 3.9% and 8.1%. The term equipment notes provide for principal payments plus interest for defined periods of up to ten years from the date of issuance, and are secured by certain equipment of the Company. The Company is not subject to any significant financial covenants in connection with any of the term equipment notes. The term equipment notes cross-default to the events of default set forth in the Credit Agreement. At March 31, 2009, outstanding borrowings under the Company's real estate notes totaled $4,193 and carried a 6.0% interest rate. The real estate notes provide for principal payments plus interest for defined periods of up to ten years from the date of issuance and are secured by the real estate. At March 31, 2009, other debt obligations totaled $4,316 and provided for principal payments plus interest (fixed and variable rates) for defined periods up to 16 years from the date of issuance. The Company does not have any significant financial covenants or restrictions associated with the real estate notes or other debt obligations. The Credit Agreement places certain limitations on the amount of additional term note obligations the Company may incur in the future.

The principal payment requirements by fiscal year under the Company's debt obligations referenced above are:

	2010	2011	2012	2013	2014	THEREAFTER
Debt obligations	$ 27,026	$ 23,120	$ 231,778	$ 18,993	$ 7,147	$ 6,126

6

Income Taxes

Income (loss) from continuing operations before income taxes for the years ended March 31 were as follows:

	YEAR ENDED MARCH 31		
	2009	2008	2007
Domestic	$ (53,099)	$ 78,330	$ 78,590
Foreign	7,725	9,945	1,493
Income before taxes	$ (45,374)	$ 88,275	$ 80,083

The provision (benefit) for income taxes is comprised of the following:

	YEAR ENDED MARCH 31		
	2009	2008	2007
Current			
Federal	$ 3,259	$ 17,927	$ 32,519
State	1,974	3,001	2,751
Foreign	1,620	1,994	626
Current income taxes	6,853	22,922	35,896
Deferred			
Federal	(9,688)	4,506	(3,866)
State	(3,318)	460	(2,688)
Foreign	349	1,063	–
Deferred income taxes	(12,657)	6,029	(6,554)
Income tax expense (benefit)	$ (5,804)	$ 28,951	$ 29,342

The provision for income taxes differs from an amount computed at the federal statutory rate as follows:

	YEAR ENDED MARCH 31		
	2009	2008	2007
Provision at the federal statutory rate	$ (15,881)	$ 30,896	$ 28,029
Impairment of goodwill	11,390	–	672
Non-deductible expenses	1,259	1,569	1,347
Adjustment to contingency reserve	170	(4,748)	–
State income taxes, net of federal income tax benefit	(2,271)	3,103	41
Foreign income taxed at other rates	(734)	(423)	–
Benefit of domestic production deduction	(348)	(1,446)	(798)
Other	611	–	51
Income tax expense (benefit)	$ (5,804)	$ 28,951	$ 29,342

At March 31, 2009 and 2008, a current income tax receivable of $9,206 and $330 was included in Prepaid expenses, primarily relating to federal income tax overpayments.

Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts as measured based on enacted tax laws and regulations. As of March 31, 2009 and 2008, the Company had various state net operating losses and other tax credit carryforwards of $2,855 and $2,433. The losses and credits expire in years 2010 through 2029. The Company records a valuation allowance, when appropriate, to adjust deferred tax asset balances to the amount the Company expects to realize. The Company considers the history of taxable income and expectations of future taxable income, among other factors, in assessing the potential need for a valuation allowance. As of March 31, 2009 and 2008, a valuation allowance of $1,732 and $1,454 was recorded related to certain deferred tax assets.

Deferred U.S. income taxes and foreign withholding taxes are not provided on the excess of the investment value for financial reporting over the tax basis of investments in foreign subsidiaries, because such excess is considered to be permanently reinvested in those operations.

The components of deferred income tax assets and liabilities are as follows:

	MARCH 31	
	2009	2008
Deferred income tax assets		
Goodwill and intangibles[1]	$ 25,317	$ 9,031
Litigation reserve	6,630	–
Compensation and benefit accruals	5,185	4,735
Stock based compensation	3,736	1,475
Other liabilities[1]	3,693	3,291
Net operating losses and credits	2,855	2,433
Accounts receivable and inventories	2,038	1,031
Accrued liabilities	–	444
Other	259	689
Total deferred income tax assets	49,713	23,129
Valuation allowance	(1,732)	(1,454)
Net deferred income tax assets	$ 47,981	$ 21,675
Deferred income tax liabilities		
Property and equipment	$ 77,222	$ 62,505
Prepaid expenses	1,577	1,476
Other	243	1,236
Total deferred income tax liabilities	$ 79,042	$ 65,217

(1) These deferred income tax assets are long-term in nature and therefore are netted against total deferred income tax liabilities for presentation in the accompanying consolidated balance sheets.

On April 1, 2007, the Company adopted FIN 48, which addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The cumulative effect of adopting FIN 48 was recorded as a net increase to retained earnings of $1,189.

At the date of the adoption of FIN 48, the Company had $19,334 of unrecognized tax benefits, including applicable interest and penalties. As of March 31, 2009 the balance of unrecognized tax benefits was $14,793. Of the unrecognized tax benefits at March 31, 2009, $14,171, if recognized, would decrease the Company's effective income tax rate and increase net income. The unrecognized tax benefits relate to certain tax deductions claimed on federal and state tax returns for which the ultimate outcome is uncertain.

In the year ended March 31, 2009, the Company increased the amount of unrecognized tax benefits by $1,138. Of this amount, $170 resulted in an increase to tax expense. The increase in the reserve for unrecognized tax benefits in fiscal year 2009 primarily relates to deductions claimed on state tax returns for which the ultimate outcome is uncertain. During fiscal 2008, substantially all of the ($4,748) adjustment to contingency reserve related to the expiration of certain federal and state statute of limitations during 2008 for the prior year tax returns on which uncertain positions were taken. The Company expects an increase in the reserve for unrecognized tax benefits in fiscal year 2010 of approximately $925, primarily relating to deductions to be claimed on state tax returns for which the ultimate outcome is uncertain.

The Company's federal income tax returns for the tax years after 2004 remain subject to examination. The various states in which the Company is subject to income tax are generally open for the tax years after 2003.

The Company classifies interest expense and any related penalties related to income tax uncertainties as a component of income tax expense. For the year-ended March 31, 2009, the Company recognized $135 of net interest expense related to tax uncertainties. Accrued interest and penalties of $1,754 and $1,619 related to income tax uncertainties were recognized as a component of other noncurrent liabilities at March 31, 2009 and March 31, 2008, respectively.

The Company's unrecognized tax benefit activity for the fiscal year ended March 31, 2009 and March 31, 2008, was as follows:

	MARCH 31	
	2009	2008
Unrecognized tax benefit at beginning of year	$ 13,655	$ 19,334
Additions for tax positions in prior periods	474	278
Decreases for tax positions in prior periods	–	(317)
Additions for tax positions in current periods	2,665	2,911
Settlement/audits	–	(336)
Lapse of statute of limitations	(2,001)	(8,215)
Unrecognized tax benefit at end of year	$ 14,793	$ 13,655

7

Commitments and Contingencies

Operating Leases – The Company has entered into various noncancelable operating leases primarily related to facilities and equipment used in the ordinary course of its business. The Company incurred total operating lease expense of $19,823, $15,548 and $16,864 for the years ended March 31, 2009, 2008 and 2007.

The Company's future operating lease obligations by fiscal year are as follows:

	2010	2011	2012	2013	2014	THEREAFTER
Operating lease obligations	$ 18,248	$ 14,259	$ 12,545	$ 10,503	$ 7,812	$ 25,041

Letters of Credit – In connection with the assumption of obligations under outstanding industrial revenue bonds, which are reflected as debt in the accompanying consolidated financial statements, and the Company's assumption of certain contingent liabilities related to certain of its acquisitions, the Company had letters of credit outstanding as of March 31, 2009 totaling $6,076. All of these letters of credit were issued pursuant to the terms of the Company's Credit Agreement, which expires in October 2011, and the Company will be required to obtain replacement letters of credit at that time, as needed.

Insurance Programs – The Company maintains third-party insurance coverage in amounts and against risks it believes are reasonable in its circumstances. The Company is self-insured for most workers' compensation claims and for a significant component of its group health insurance programs. For these exposures, the Company accrues expected loss amounts which are determined using a combination of its historical loss experience and subjective assessment of its future loss exposure, together with advice provided by administrators and consulting actuaries. The estimates of expected loss amounts are subject to uncertainties arising from various sources, including changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation and economic conditions, which could result in an increase or decrease in accrued costs in future periods for claim matters which occurred in a prior period. Although the Company believes that the accrued estimated loss amounts are reasonable under the circumstances, significant differences related to the items noted above could materially affect our risk exposure, insurance obligations and future expense.

Multi-Employer Pension Plans – The Company participates in multi-employer pension plans for certain of its employees covered by union agreements. Amounts expensed in the financial statements equal the contributions made to the pension plans during the year. Contributions to the multi-employer pension plans were $1,106 in 2009, $1,270 in 2008, and $656 in 2007. The increase in contributions in 2008 and 2009 primarily reflects the acquisition of The Hennegan Company in January 2007.

Legal Matters – On May 4, 2007, Rudamac, Inc. ("Plaintiff") filed suit in Superior Court for the State of California, Los Angeles County, against Consolidated Graphics, Inc., Thousand Oaks Printing & Specialties, Inc., a California subsidiary of the Company ("Thousand Oaks"), and an employee of Thousand Oaks ("Employee", and together with the Company and Thousand Oaks, the "Defendants"). Employee had been employed by Plaintiff prior to his employment with Thousand Oaks.

In the lawsuit, the Plaintiff alleged that the Defendants were liable for the unauthorized use of certain business information of Plaintiff that was obtained by Employee during his employment with Plaintiff. The Defendants have vigorously denied these allegations.

A judgment was rendered against the Defendants that awarded the Plaintiff $5,700 million in compensatory damages jointly and severally against the Defendants, $1,500 million punitive damages against Thousand Oaks and $6,650 million in punitive damages against the Company. The Court has also awarded $700 in costs to the Plaintiff and the Company anticipates that Plaintiff will file a motion asking for reimbursement of their attorney's fees. The Defendants' post trial motions for a new trial and judgment, notwithstanding the verdict, were denied by the Court. The Defendants intend to file an appeal on the judgment, as well as pursue potential insurance reimbursement which has previously been denied (see below). The Company currently estimates that the aggregate liability and expense to the Company with respect to these matters to be up to $17,000 and has recognized a charge of the same amount in its quarter ended December 31, 2008.

In a related matter, on July 30, 2008, Continental Casualty Company ("Continental") filed a declaratory action against the Company, Thousand Oaks and Employee in the United States District Court, Southern District of Texas. On October 24, 2008, Sentry Insurance Company ("Sentry") intervened in that case as a plaintiff. Continental and Sentry, who are insurers of the Company, have refused to defend the Defendants in the Rudamac litigation referenced above. In the declaratory judgment suit, Continental and Sentry seek a judicial declaration that they have no duty to defend and no duty to indemnify the Defendants with respect to such litigation. The insurers contend that none of the claims asserted in the Rudamac litigation are within the coverage of the liability policies issued by such insurers to the Company. The Company is vigorously challenging the insurers' claims and seeks to be reimbursed for the costs of the Rudamac litigation, as well as the cost of final damage awards, if any.

Although the Company cannot predict with certainty the final outcome of the matters above nor the amounts that may be actually incurred in connection with the above referenced litigation, it does not presently believe that an unfavorable outcome of these matters will have a material adverse effect on the Company's overall financial condition.

In addition, from time to time, the Company is involved in other litigation relating to claims arising out of its operations in the normal course of business. The Company maintains insurance coverage against certain types of potential claims in an amount which it believes to be adequate, but there is no assurance that such coverage will in fact cover, or be sufficient to cover, all potential claims. Currently, the Company is not aware of any other legal proceedings or claims pending against it that its management believes will have a material adverse effect on its consolidated financial condition or results of operations.

Tax Matters – The Company is subject to examination by tax authorities for varying periods in various taxing jurisdictions. During the course of such examinations disputes occur as to matters of fact and/or law. Also, in most taxing jurisdictions the passage of time without examination will result in the expiration of applicable statutes of limitations thereby precluding the taxing authority from conducting an examination of the tax period for which such statute of limitation has expired. The Company believes that it has adequately provided for its tax liabilities.

8

Share-based Compensation

Pursuant to the Consolidated Graphics, Inc. Amended and Restated Long-Term Incentive Plan (the "Plan"), employees of the Company and members of the Company's Board of Directors have been, or may be, granted options to purchase shares of the Company's common stock, restricted stock unit awards or other forms of equity-based compensation. Options granted pursuant to the Plan include incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended and non-qualified stock options. Options previously granted under the Plan were at a strike price not less than the market price of the stock at the date of grant and periodically vest over a fixed period of up to ten years. Unvested options generally are cancelled upon termination of employment and vested options generally expire shortly after termination of employment. Otherwise, options expire after final vesting at the end of a fixed period generally not in excess of an additional five years. At March 31, 2009, a total of 2,169,045 shares were reserved for issuance pursuant to the Plan, of which 369,269 shares of the Company's common stock were reserved for future grants.

The following table sets forth option and restricted stock unit award transactions under the Plan in terms of underlying shares of the Company's common stock:

	FOR THE YEARS ENDED MARCH 31					
	2009		2008		2007	
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at April 1	1,479,977	$ 36.93	1,546,734	$ 36.66	1,974,459	$ 33.88
Granted	730,000	46.02	73,112	45.35	48,588	52.62
Exercised	(73,864)	39.48	(69,480)	29.25	(445,221)	27.32
Forfeited or expired	(306,962)	52.24	(70,389)	45.58	(31,092)	40.10
Outstanding at March 31	1,829,151	37.85	1,479,977	36.93	1,546,734	36.66
Exercisable at March 31	962,630	31.10	1,215,282	35.61	1,164,234	35.21

For fiscal 2009, the numbers of shares granted includes 12,500 restricted stock unit awards and the number of shares outstanding at year-end includes 29,375 restricted stock unit awards having an aggregate fair value at date of grant of $709. For 2008 and 2007, the number of shares granted and outstanding at year-end includes 12,500 restricted stock unit awards having an aggregate fair value at date of grant of $926 and $652, respectively. For fiscal 2009, shares exercised includes 5,625 shares delivered to the participant following the vesting of certain restricted stock unit awards. For fiscal 2008, shares exercised includes 2,500 shares delivered to the participant following the vesting of certain restricted stock unit awards. For 2009, 2008 and 2007, the weighted average exercise price of shares granted, exercised and outstanding is based solely on stock option grants and exercises and excludes the restricted stock unit awards which have no exercise price component.

The total fair value of options and restricted stock unit awards which vested was $1,693 and $1,307 for the years ended March 31, 2009 and 2008, respectively. The aggregate intrinsic value of options and restricted stock unit awards outstanding was $758, $27,996 and $58,291 for the years ended March 31, 2009, 2008 and 2007, respectively. The aggregate intrinsic value of options and restricted stock unit awards exercised was $1,338, $26,106 and $45,405 for the years ended March 31, 2009, 2008 and 2007, respectively.

The weighted average grant date fair value of stock options granted during the three years ended March 31, 2009, all of which were at exercise prices equal to the market price of the stock on the grant dates, as calculated under the Black-Scholes-Merton pricing model ("Black-Scholes") are as follows:

	YEAR ENDED MARCH 31		
	2009	2008	2007
Weighted average fair value per share of option grants during the year	$ 20.46	$ 19.42	$ 19.94
Assumptions:			
Expected option life in years	6.5	6.1	4.3
Risk-free interest rate	2.7%	3.7%	5.0%
Expected volatility	40.4%	38.8%	37.9%
Expected dividend yield	–	–	–

The risk-free interest rate represents the U.S. Treasury Bond constant maturity yield approximating the expected option life of stock options granted during the period. The expected option life represents the period of time that the stock options granted during the period are expected to be outstanding, generally based on the mid-point between the vesting date and contractual expiration date of each option. The expected volatility is based on the historical market price volatility of the Company's common stock.

Outstanding and exercisable stock options and restricted stock unit awards at March 31, 2009 were as follows:

	OUTSTANDING			EXERCISABLE	
RANGE OF EXERCISE PRICES	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING YEARS	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Stock Options					
$ 7.40–$20.00	635,000	$ 14.43	4.3	440,000	$ 13.22
$20.01–$30.00	52,500	23.05	4.4	52,500	23.05
$30.01–$40.00	68,849	38.14	5.7	21,849	38.18
$40.01–$50.00	159,701	42.37	5.3	90,119	42.23
$50.01–$60.00	870,883	54.57	8.2	354,483	50.90
$60.01–$66.00	12,843	64.19	3.6	3,679	63.51
	1,799,776	37.85	6.3	962,630	31.10
Restricted stock unit awards	29,375	–	1.0	–	–
Outstanding at March 31, 2009	1,829,151	–	6.3	962,630	–

The Company accounts for share-based compensation in accordance with SFAS No. 123(R), *Share-Based Payment,* and measures the cost of employee services received in exchange for an award of equity instruments, including grants of stock options and restricted stock unit awards, based on the fair value of the award at the date of grant. The fair value of stock options is determined using the Black-Scholes model. Restricted stock unit awards are valued at the closing stock price on the date of grant.

The Company recorded $6,908 of compensation expense for the year ended March 31, 2009. The after-tax impact to net loss was $4,213, and the impact to both basic and diluted earnings per share was $.40 in fiscal 2009. For the year ended March 31, 2008, the Company recorded $2,057 of share-based compensation expense. The after-tax impact to net income was $1,255, and the impact to basic earnings per share was $.10 and diluted earnings per share was $.05 in fiscal 2008. For the year ended March 31, 2007, the Company recorded $2,695 of share-based compensation expense. The after-tax impact to net income was $1,644 and the impact to both basic and diluted earnings per share was $.12 in fiscal 2007.

As of March 31, 2009, $9,977 of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted average period of 1.9 years.

There were 369,269, 817,307 and 330,642 shares available for awards under the Plan as of March 31, 2009, 2008 and 2007, respectively. In 2008, the Plan was amended to limit the number of stock appreciation rights or stock awards, including restricted stock unit awards, that may be granted to participants to 62,500 underlying shares of the Company's common stock.

9

Supplemental Selected Unaudited Quarterly Financial Data

The following table contains selected unaudited quarterly financial data from the consolidated income statements for each quarter of fiscal 2009 and 2008. The Company believes this information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
Fiscal 2009:				
Sales	$ 285,194	$ 296,951	$ 315,815	$ 247,186
Gross profit	70,640	72,586	74,760	52,099
Net income (loss)	9,616	10,303	(43,566)(1)	(15,923)(2)
Basic earnings (loss) per share	.87	.92	(3.91)	(1.43)
Diluted earnings (loss) per share	.84	.90	(3.91)	(1.43)
Fiscal 2008:				
Sales	$ 258,646	$ 259,666	$ 289,538	$ 287,538
Gross profit	68,177	66,264	75,398	73,148
Net income	13,557	13,286	19,362	13,119
Basic earnings per share	.99	1.01	1.63	1.18
Diluted earnings per share	.96	.98	1.58	1.15

(1) Includes $46,058 goodwill impairment charge and $10,370 litigation charge, each net of taxes.

(2) Includes $17,211 goodwill impairment charge, net of taxes.

Earnings per share are computed independently for each of the quarters presented; therefore, the sum of the quarterly earnings per share may not equal annual earnings per share.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f) or 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Consolidated Graphics, Inc. and its subsidiaries (the "Company"); (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of March 31, 2009. The Company's internal control over financial reporting as of March 31, 2009 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their attestation report which is included on page 54.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Consolidated Graphics, Inc.:

We have audited the accompanying consolidated balance sheets of Consolidated Graphics, Inc. and subsidiaries (collectively, the Company) as of March 31, 2009 and 2008, and the related consolidated income statements, statements of shareholders' equity, and statements of cash flows for each of the years in the three-year period ended March 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Graphics, Inc. and subsidiaries as of March 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 6 to the consolidated financial statements, effective April 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an Interpretation of FASB Statement No. 109.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Consolidated Graphics, Inc.'s internal control over financial reporting as of March 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 26, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP
Houston, Texas
May 26, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Consolidated Graphics, Inc.:

We have audited Consolidated Graphics, Inc.'s (the Company) internal control over financial reporting as of March 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2009 and 2008, and the related consolidated income statements, statements of shareholders' equity, and statements of cash flows for each of the years in the three-year period ended March 31, 2009, and our report dated May 26, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP
Houston, Texas
May 26, 2009

Reconciliation of Non-GAAP Financial Measures (Unaudited)

Presented below are Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, Adjusted Operating Income, Adjusted Operating Margin, Adjusted Net Income, and Adjusted Diluted Earnings Per Share, all of which are non-GAAP financial measures. We present these non-GAAP financial measures because we believe these measures are helpful to investors when assessing liquidity, cash flow, and operating performance and when comparing the Company to other companies having different financing strategies, capital structures, and tax rates. Please refer to Consolidated Graphics, Inc. Form 8-K filed May 6, 2009 for a more detailed discussion of the reasons we believe these non-GAAP financial measures are helpful to investors.

Generally, a non-GAAP financial measure is a numerical measure of a company's performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with United States generally accepted accounting principles ("GAAP"). Pursuant to the rules adopted by the Securities and Exchange Commission (SEC) relating to the use of such financial measures, the Company provides the following qualitative and quantitative reconciliations regarding the non-GAAP financial measures referred to in this Annual Report. These non-GAAP financial measures should not be considered as an alternative to any measure of operating results as promulgated under GAAP (such as operating income, net income or net cash provided by operating activities), nor should it be considered as an indicator of our overall financial performance or our ability to satisfy current or future obligations and fund or finance future business opportunities.

The Company defines Adjusted EBITDA as our net income before interest, income taxes, depreciation and amortization, non-cash goodwill and other long-lived asset impairment charges, litigation charges, share-based compensation expense, non-cash foreign currency transaction gains and losses and net losses/gains from asset dispositions. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by sales.

($ IN MILLIONS)	2009	2008	2007
Sales	$ 1,145.1	$ 1,095.3	$ 1,006.1
Net income/(loss)	(39.6)	59.3	50.7
Income taxes	(5.9)	29.0	29.4
Interest expense, net	15.0	12.0	6.7
Depreciation and amortization*	66.9	52.3	44.0
Goodwill impairment charge	83.3	–	11.5
Litigation charge	17.0	–	–
Non-cash foreign currency transaction net (gain)/loss	(0.8)	(3.1)	–
Share-based compensation expense	6.9	2.1	2.8
Net loss (gain) from asset dispositions**	0.6	1.6	1.2
Adjusted EBITDA	$ 143.4	$ 153.2	$ 146.3
Adjusted EBITDA margin	12.5%	14.0%	14.5%

* *Includes long-lived asset impairment charges.*

** *Included in depreciation and amortization in the Company's Consolidated Statements of Cash Flows.*

The Company defines Free Cash Flow as net cash provided by operating activities less capital expenditures plus proceeds from asset dispositions.

($ IN MILLIONS)	2009	2008	2007
Net cash provided by operating activities	$ 141.1	$ 110.2	$ 72.8
Capital expenditures***	(76.9)	(82.4)	(46.4)
Proceeds from asset dispositions	1.4	2.0	4.1
Free cash flow	$ 65.6	$ 29.8	$ 30.5

*** *Capital expenditures include all expenditures for property, plant and equipment, including those that are directly financed.*

The Company defines Adjusted Operating Income as operating income less goodwill impairment charges, long-lived asset impairment charges, litigation charges and non-cash foreign currency transactions. The Company defines Adjusted Operating Margin as adjusted operating income divided by sales.

($ IN MILLIONS)	2009	2008	2007
Operating income/(loss)	$ (30.3)	$ 100.3	$ 86.8
Goodwill impairment charge	83.3	–	11.5
Litigation charge	17.0	–	–
Long-lived asset impairment charge	0.3	–	–
Non-cash foreign currency transaction net (gain)/loss	(0.8)	(3.1)	–
Adjusted operating income	$ 69.5	$ 97.2	$ 98.3
Adjusted operating margin	6.1%	8.9%	9.8%

The Company defines Adjusted Net Income as net income less goodwill impairment charges, long-lived asset impairment charges, litigation charges and non-cash foreign currency transactions all net of taxes.

($ IN MILLIONS)	2009	2008	2007
Net income/(loss)	$ (39.6)	$ 59.3	$ 50.7
Goodwill impairment charge	83.3	–	11.5
Tax benefit of goodwill impairment charge	(20.1)	–	(3.7)
Litigation charge	17.0	–	–
Tax benefit of litigation charge	(6.6)	–	–
Long-lived asset impairment charge	0.3	–	–
Tax benefit of long-lived asset impairment charge	(0.1)	–	–
Non-cash foreign currency transaction net (gain)/loss-net of tax	(0.5)	(1.9)	–
Adjusted net income	$ 33.7	$ 57.4	$ 58.5

The Company defines Adjusted Diluted Earnings per Share as diluted earnings/loss per share, less goodwill impairment charges, long-lived asset impairment charges, litigation charges and non-cash foreign currency gains and losses all net of taxes.

	2009	2008	2007
Diluted earnings per share (loss per share)	$ (3.55)	$ 4.63	$ 3.65
Goodwill impairment charge	7.27	–	0.83
Tax benefit of goodwill impairment charge	(1.75)	–	(0.27)
Litigation charge	1.48	–	–
Tax benefit of litigation charge	(0.58)	–	–
Long-lived asset impairment charge	0.03	–	–
Tax benefit of long-lived asset impairment charge	(0.01)	–	–
Non-cash foreign currency transaction net (gain)/loss-net of tax	(0.04)	(0.15)	–
Adjustment for diluted shares outstanding	0.10	–	–
Adjusted diluted earnings per share	$ 2.95	$ 4.48	$ 4.21

Corporate Information

Headquarters

Consolidated Graphics, Inc.
5858 Westheimer, Suite 200
Houston, Texas 77057
713.787.0977
www.cgx.com

Transfer Agent & Registrar

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219
212.936.5100

Annual Shareholders' Meeting

The Annual Meeting of Shareholders will be held at Hilton Americas in Houston, Texas, on Thursday, August 6, 2009, at 5:00 p.m., C.D.T.

Annual Report on Form 10-K/A Availability

The Company's Annual Report on Form 10-K/A for the fiscal year ended March 31, 2009, may be obtained without charge by writing to our Corporate Secretary, Consolidated Graphics, Inc. at the Company's headquarters or via the Company's Web site at www.cgx.com.

Stock Information

Our common stock is traded on the New York Stock Exchange under the symbol "CGX." The following table presents the quarterly high and low sales prices for our common stock for each of the last two fiscal years:

	HIGH	LOW
Fiscal 2009 Quarter Ended:		
June 30, 2008	$ 61.61	$ 48.69
September 30, 2008	52.33	28.95
December 31, 2008	30.05	10.11
March 31, 2009	25.28	10.33

	HIGH	LOW
Fiscal 2008 Quarter Ended:		
June 30, 2007	$ 80.58	$ 67.75
September 30, 2007	75.11	48.65
December 31, 2007	71.53	45.60
March 31, 2008	58.18	38.49

As of April 30, 2009, there were 75 shareholders of record representing approximately 1,307 beneficial owners.

We have not previously paid cash dividends on our common stock. We presently intend to retain all of our earnings to finance the continuing development of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future payment of cash dividends will depend upon the financial condition, capital requirements and earnings of our Company, as well as other factors our Board of Directors may deem relevant. In addition, our primary bank credit facility contains restrictions that limit our ability to pay cash dividends.

Employees

As of April 30, 2009, we had 5,896 employees.

Corporate Directory

Directors

Joe R. Davis
Chairman and Chief Executive Officer
Member of Executive Committee

Larry J. Alexander
Retired, Senior Vice President,
Southwestern Bell Corporation
(now AT&T, Inc.)
Independent Director
Member of Audit Committee

Brady F. Carruth
President, Gulf Coast Capital Corporation
President and Chief Executive Officer,
Saratoga Financial Group
Independent Director
Member of Compensation and
Nominating & Governance Committees

Gary L. Forbes
Senior Vice President, EQUUS Total Return, Inc.
Independent Director
Member of Audit and Executive Committees

James H. Limmer
Retired, Partner, Tekell, Book,
Matthews & Limmer, L.L.P.
Independent Director
Member of Compensation and
Nominating & Governance Committees

Hugh N. West, M.D.
Private Investor
Independent Director
Member of Audit and
Nominating & Governance Committees

Officers

Chairman and
Chief Executive Officer

Joe R. Davis

Executive Vice Presidents

Michael B. Barton
Chief Administrative Officer

Jon C. Biro
Chief Financial and
Accounting Officer

James H. Cohen
Mergers and Acquisitions

Richard A. Davis
Operations

Aaron T. Grohs
Sales and Marketing

Group Vice Presidents

Trent C. Cunningham
Dennis L. Rampe
Steve A. Wellenbach

Vice Presidents

Paul A. Castain
Sales Development

David A. Cheadle
Treasurer

Mike E. Davis
Chief Information Officer

Robby L. Ferguson
Real Estate

C. Nelson Ho
Environmental and
Safety Management

T. Clifford Hollingsworth
Work Flow Systems

S. Leonard Hruzek
Controller

Keith B. Kirk
Purchasing

David A. Leslie
Risk Management

Karen Z. Walker
Tax

CGXSolutions

Ryan C. Farris
President

Derek T. Alfonso
VP, Product Development

Patricia R. Bourassa
VP, Service

Thomas J. Boyle
VP, Strategic Sales

John A. Bradley
VP, Strategic Sales

Betsy R. Davis
VP, Strategic Sales

Nancy L. Pettit
VP, Strategic Sales

Matthew Reed
VP, Operations

Ned J. Steck
VP, Affinity Solutions

Christopher B. Toomey
VP, Strategic Sales

Margo L. Yohner
VP, Strategic Sales

In Memoriam

During the past year, Consolidated Graphics lost two individuals who made tremendous contributions to our company and to the advancement of the commercial printing industry. We are proud to honor Arthur Wetzel and L.E. "Mac" McClelland.

Arthur Wetzel

Wetzel Brothers – Milwaukee, Wisconsin

Arthur Wetzel served as president of Wetzel Brothers, Inc. from 1938 until 1999 when he sold his company to Consolidated Graphics at the age of 95. For more than 70 years, he was the heart and soul of the company founded in 1884 by his father and uncle who were German immigrants. A pioneer within the printing industry, he purchased the first six-color and eight-color presses available, led the way in offset printing on plastic substrates and was the first to install a waterless press. Recognized as an industry leader, he served as president of the Printing Industry of America during the 1950s. When it came time to retire, Mr. Wetzel sold to Consolidated Graphics because he knew that his company's legacy of quality and innovation would continue. He died March 12, 2009, at the age of 105.

L.E. "Mac" McClelland

The Cyril-Scott Company – Lancaster, Ohio

Born on a pre-depression era farm in Ohio, L.E. "Mac" McClelland was no stranger to hard work. He contracted polio as a youth, but never let that slow him down. He devised new gadgets to help him "work smarter, not harder." After a stint as a print salesman, Mac founded The Cyril-Scott Company in 1959, applying his inventive nature to revolutionize the in-line printing industry. He found unconventional ways to produce conventional products and developed several patented processes. With retirement on the horizon, he sought a buyer that shared his "can do" attitude, commitment to customer service and keen vision for the future. He found a natural fit with Consolidated Graphics and sold his company in 2007. Mac died September 30, 2008, at the age of 85, confident that his legacy will live on.

About this book

Cover	Paper: 100# McCoy Silk Cover Inks: 5/5 with satin aqueous coating
Text	Paper: 100# McCoy Silk Text Inks: 5/5 with satin aqueous coating
Production	Printer: Mercury Printing, Memphis, TN – A Consolidated Graphics Company Press: 640 Komori LSP

Forward-Looking Statements

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in which the Company discusses factors it believes may affect its performance or results in the future. Forward-looking statements are all statements other than historical facts, such as statements regarding assumptions, expectations, beliefs and projections about future events or conditions. You can generally identify forward-looking statements by the appearance in such a statement of words like "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "forecast," "project," "should" or "will" or other comparable words or the negative of such words. The accuracy of the Company's assumptions, expectations, beliefs and projections depend on events or conditions that change over time and are thus susceptible to change based on actual experience, new developments and known and unknown risks, including those created by general market conditions, competition and the possibility that events may occur beyond the Company's control, which may limit its ability to maintain or improve its operating results or financial condition or acquire additional printing businesses. The Company gives no assurance that the forward-looking statements will prove to be correct and does not undertake any duty to update them. The Company's actual future results might differ from the forward-looking statements made in this Annual Report for a variety of reasons, which include, continuing weakness in the economy, financial stability of its customers, the sustained growth of its digital printing, the decline in election-related printing, its ability to adequately manage expenses, including labor costs, the unfavorable outcome of legal proceedings, the lack of or adequacy of insurance coverage for its business operations, the continued availability of raw materials at affordable prices and retention of its key management and operating personnel, satisfactory labor relations, the potential for additional goodwill impairment charges, its ability to identify new acquisition opportunities, negotiate and finance such acquisitions on acceptable terms and successfully absorb and manage such acquisitions in a timely and efficient manner, as well as other risks described in the "Risk Factors" section of our Annual Report on Form 10-K/A for the fiscal year ended March 31, 2009, as filed with the Securities and Exchange Commission. You should pay particular attention to and review the important risk factors and cautionary statements described in the "Risk Factors" section, as well as the risk factors and cautionary statements described in the other documents the Company files or furnishes from time to time with the Securities and Exchange Commission, including its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Should one or more of the foregoing risks or uncertainties materialize, or should the Company's underlying assumptions prove incorrect, the Company's actual results may vary materially from those anticipated in its forward-looking statements, and its business, financial condition and results of operations could be materially and adversely affected.

ConsolidatedGraphics



Consolidated Graphics (NYSE: CGX) goes beyond the traditional definition of a commercial printer by creating end-to-end print production and management solutions that are based on the needs of customers to improve their results. Our unmatched footprint of 70 printing, fulfillment and technology facilities, in 27 states as well as Canada and Prague, the Czech Republic, includes the world's largest and most advanced integrated digital footprint. With 213 high-end digital presses and five state-of-the art digital print centers in the U.S. and Prague, we are the world's leading provider of digital print solutions. We offer the service and responsiveness of a local printing company plus the economic, technological and geographic advantages of a strong national organization.

5858 Westheimer, Suite 200, Houston, Texas 77057 | 713.787.0977 | www.cgx.com